Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF OCTOBER 8, 2006

AMONG

GLAXOSMITHKLINE PLC,

PLATFORM ACQUISITION CORPORATION

AND

CNS, INC.

i

4.16. Performance of Obligations	21
4.17. Certain Material Changes	22
4.18. Licenses and Permits	22
4.19. Undisclosed Liabilities	23
4.20. Employee Benefit Plans	23
4.21. Corporate Records	25
4.22. Accounting Records	25
4.23. Vote Required	25
4.24. Disclosure Documents and Applications	25
4.25. Intellectual Property	26
4.26. State Takeover Laws; Rights Plan	27
4.27. Opinion of Sawaya Segalas	28
4.28. Affiliate Transactions	28
4.29. Customers and Suppliers; Inventory	28
4.30. No Additional Representations	28

ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF PARENT	29

5.1. Incorporation, Standing and Power	29
5.2. Authority	29
5.3. Financing	30
5.4. Litigation	30
5.5. Ownership of Merger Sub	30
5.6. Accuracy of Information Furnished for Company Proxy Statement	30
5.7. No Additional Representations	30

ARTICLE 6. COVENANTS OF COMPANY PENDING EFFECTIVE TIME OF THE MERGER	30

6.1. Limitation on Conduct Prior to Effective Time of the Merger	30
6.2. Affirmative Conduct Prior to Effective Time of the Merger	35
6.3. Access to Information	36
6.4. Filings	36
6.5. Notices; Reports	36
6.6. Company Stockholders’ Meeting	37
6.7. Proxy Statement	38

ARTICLE 7. COVENANTS OF PARENT AND MERGER SUB	38

7.1. Limitation on Conduct Prior to Effective Time of the Merger	38
7.2. Applications	39
7.3. Notices; Reports	39
7.4. Indemnification and Directors’ and Officers’ Insurance	39

ARTICLE 8. ADDITIONAL COVENANTS	40

8.1. HSR Matters	40
8.2. Commercially Reasonable Efforts	41
8.3. Public Announcements	41

ii

ARTICLE 9. CONDITIONS PRECEDENT TO THE MERGER	41

9.1. Stockholder Approval	41
9.2. No Judgments or Orders	41
9.3. HSR Approvals	41

ARTICLE 10. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF COMPANY	42

10.1. Representations and Warranties; Performance of Covenants	42
10.2. Officers’ Certificate	42

ARTICLE 11. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	42

11.1. Representations and Warranties; Performance of Covenants	42
11.2. Authorization of Merger	43
11.3. Officers’ Certificate	43
11.4. Company Dissenting Shares	43

ARTICLE 12. EMPLOYEE BENEFITS	43

12.1. Employee Benefits	43
12.2. Company Stock Options and the Company Stock Option Plans	45
12.3. ESPP	46

ARTICLE 13. TERMINATION	47

13.1. Termination	47
13.2. Effect of Termination	49

ARTICLE 14. MISCELLANEOUS	50

14.1. Expenses	50
14.2. Notices	50
14.3. Assignment	51
14.4. Counterparts	51
14.5. Effect of Representations and Warranties	51
14.6. Third Parties	51
14.7. Integration	52
14.8. Knowledge	52
14.9. Governing Law; Jurisdiction	52
14.10. Captions	52
14.11. Severability	53
14.12. Waiver and Modification; Amendment	53

EXHIBIT A – Form of Voting and Support Agreement

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of the 8th day of October, 2006 by and among GLAXOSMITHKLINE PLC, a public limited company organized under the laws of England and Wales (“Parent”), PLATFORM ACQUISITION CORPORATION, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and CNS, INC., a Delaware corporation (“Company”).

WHEREAS, the Boards of Directors of each of Parent, Merger Sub and Company deem advisable and in the best interests of their respective stockholders the merger of Merger Sub with and into Company (the “Merger”) upon the terms and conditions set forth herein and in accordance with the Delaware General Corporation Law (the “DGCL”) (Company, following the effectiveness of the Merger, being hereinafter sometimes referred to as the “Surviving Corporation”); and

WHEREAS, the Boards of Directors of Parent, Merger Sub and Company have approved, and the sole stockholder of Merger Sub has approved, this Agreement and the Merger pursuant to which Merger Sub will merge with and into Company and each outstanding share of Company common stock, par value $.01 per share (“Company Stock”), excluding any Company Dissenting Shares (as defined below), will be converted into the right to receive the Merger Consideration (as defined in Section 2.2(b)) upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Company has unanimously resolved to recommend adoption of the agreement of merger contained in this Agreement and the transactions contemplated hereby by the stockholders of Company; and

WHEREAS, as an inducement to and condition of Parent’s willingness to enter into this Agreement, each of Marti Morfitt and Daniel E. Cohen is entering into a voting and support agreement, substantially in the form attached as Exhibit A, concurrently with the execution of this Agreement;

NOW, THEREFORE, on the basis of the foregoing recitals and in consideration of the respective covenants, agreements, representations and warranties contained herein, the parties hereto agree as follows:

ARTICLE 1.

DEFINITIONS

1.1          Certain Defined Terms. Except as otherwise expressly provided for in this Agreement, or unless the context otherwise requires, as used throughout this Agreement the following terms shall have the respective meanings specified below:

“Adjusted Performance Period” has the meaning set forth in Section 12.1(c).

“Affiliate” of, or a Person “Affiliated” with, a specific Person(s) is a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person(s) specified.

“Affiliated Group” means, with respect to any entity, a group of entities required or permitted to file consolidated, combined or unitary Tax Returns (as defined herein).

“Benefit Arrangements” has the meaning set forth in Section 4.20(b).

“Board Recommendation” has the meaning set forth in Section 6.6.

“Book Entry Shares” has the meaning set forth in Section 2.5(b).

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York or Minnesota are required or authorized by law to be closed.

“Capitalization Date” has the meaning set forth in Section 4.2(a).

“Certificate of Merger” has the meaning set forth in Section 3.2.

“Certificates” has the meaning set forth in Section 2.5(b).

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commencement Date” has the meaning set forth in Section 12.3.

“Company” has the meaning set forth in the introductory paragraph of this Agreement.

“Company 401(k) Plan” means the Company 401(k) Retirement Plan and Trust.

“Company Disclosure Letter” means that letter designated as such which has been delivered by Company to Parent concurrently with the execution and delivery of this Agreement.

“Company Dissenting Shares” has the meaning set forth in Section 2.2(c).

“Company Option List” has the meaning set forth in Section 4.2(b).

“Company Patents” has the meaning set forth in Section 4.25(b).

“Company Property” has the meaning set forth in Section 4.12(b).

“Company Registered IP” has the meaning set forth in Section 4.25(b).

“Company Registered Marks” has the meaning set forth in Section 4.25(b).

“Company Requisite Vote” has the meaning set forth in Section 4.23.

“Company SEC Documents” has the meaning set forth in Section 4.5(a).

“Company Stock” has the meaning set forth in the second recital of this Agreement.

“Company Stock Option Plans” means, collectively, the 1987 Employee Incentive Stock Option Plan, the 1989 Employee Stock Purchase Plan, the 1990 Stock Plan, the 1994 Amended Stock Plan and the 2000 Stock Option Plan, in each case as amended.

“Company Stock Option” means any option or right to acquire Company Stock issued pursuant to the Company Stock Option Plans.

“Company Stockholders’ Meeting” has the meaning set forth in Section 6.6.

“Competing Transaction” has the meaning set forth in Section 6.1(m).

“Confidentiality Agreement” means that certain Confidentiality Agreement dated August 7, 2006, by and between SmithKline Beecham Corporation (d/b/a GlaxoSmithKline) and Company, as supplemented on September 12, 2006 and September 20, 2006 so as to allow Parent access to certain additional materials of Company.

“Contract” has the meaning set forth in Section 4.6.

“Copyrights” has the meaning set forth in Section 4.25(a).

“DGCL” has the meaning set forth in the first recital of this Agreement.

“Effective Time of the Merger” means the date and time at which the Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such time thereafter as shall be agreed to by the parties and specified in the Certificate of Merger.

“Employee Plans” has the meaning set forth in Section 4.20(a).

“Encumbrance” shall mean any option, pledge, security interest, lien, charge, encumbrance or restriction (whether on voting or disposition or otherwise), whether imposed by agreement, understanding, law or otherwise.

“Environmental Regulations” has the meaning set forth in Section 4.12(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliates” has the meaning set forth in Section 4.20(a).

“ESPP” has the meaning set forth in Section 12.3.

“ESPP Termination Date” has the meaning set forth in Section 12.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Wells Fargo Bank Minnesota, N.A. or another bank proposed by Parent and reasonably acceptable to Company.

“Exchange Fund” has the meaning set forth in Section 2.5(a) hereof.

“Executive Employment Agreements” mean the employment agreements between the Company and certain officers of the Company described in Section 1.1 of the Company Disclosure Letter.

“Expenses” has the meaning set forth in Section 14.1 hereof.

“Financial Statements of Company” means (i) the audited financial statements of Company consisting of the balance sheets as of March 31, 2004, 2005 and 2006, the related statements of operations, profit and loss, stockholders’ equity and cash flows for the years then ended and the related notes thereto and related opinions of KPMG thereon for the years then ended, in each case contained in Company’s Annual Report on Form 10-K, and (ii) the unaudited financial statements of Company consisting of the balance sheet as of June 30, 2006, and the related statements of operations, profit and loss, stockholders’ equity and cash flows for the six-month period then ended, contained in Company’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2006.

“GAAP” means United States generally accepted accounting principles consistently applied during the periods involved.

“Governmental Entity” means any court, tribunal or judicial or arbitral body in any jurisdiction or any United States federal, state, municipal or local or any foreign or other governmental, regulatory (including stock exchange) or administrative authority, agency or instrumentality.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Materials” has the meaning set forth in Section 4.12(b).

“Indemnified Liabilities” has the meaning set forth in Section 7.4(a).

“Indemnified Parties” has the meaning set forth in Section 7.4(a).

“Intellectual Property” has the meaning set forth in Section 4.25(a).

“IRS” means the Internal Revenue Service.

“KPMG” means KPMG, LLP, Company’s independent public accountants.

“Marks” has the meaning set forth in Section 4.25(a)

“Material Adverse Effect” means any circumstance, change in or effect (1) that is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), business, properties, assets, liabilities, or results of operations of Company or the Surviving Corporation, taken as a whole, or (2) that materially impairs or materially delays the ability of the Company to consummate the transactions contemplated hereby; provided, however, that, with respect to clause (1) of this definition, in determining whether there is a Material Adverse Effect, (X) there shall be excluded effects to the extent arising or resulting from: (i) any change in GAAP or regulatory accounting requirements applicable to Company generally, (ii) any general social, political, economic, environmental or natural condition, change, effect, event or occurrence, including changes in prevailing interest rates, currency exchange rates or general economic or market conditions, the effects of which on Company or the Surviving Corporation are not materially disproportionate, compared with other companies operating in the same consumer healthcare industry segments in which Company operates, (iii) any action or omission by Company taken at the written request or with the prior written consent of Parent or Merger Sub, (iv) the performance of this Agreement and the transactions contemplated hereby, including the public announcement of the transactions contemplated by this Agreement, and (v) any expenses incurred in connection with this Agreement or the transactions contemplated hereby, and (Y) there shall be included the effects of developments occurring after the date of this Agreement in the matters disclosed in Section 4.10 of the Company Disclosure Letter.

“Merger” has the meaning set forth in the first recital of this Agreement.

“Merger Consideration” has the meaning set forth in Section 2.2(b).

“Merger Sub” has the meaning set forth in the introductory paragraph of this Agreement.

“New Plans” has the meaning set forth in Section 12.1(b).

“Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Patents” has the meaning set forth in Section 4.25(a).

“Person” means any individual, corporation, association, partnership, limited liability company, trust, joint venture, other entity, unincorporated organization, government or governmental department or agency or other Governmental Entity.

“Preferred Stock” has the meaning set forth in Section 4.2(a).

“Proxy Statement” means the Proxy Statement, together with any amendments or supplements thereto, to be used to solicit proxies for the Company Stockholders’ Meeting in connection with the Merger.

“Representatives” has the meaning set forth in Section 6.1(m).

“Sawaya Segalas Agreement” means the letter agreement dated May 18, 2006 between Company and Sawaya Segalas, as in effect on the date of this Agreement.

“Scheduled Contract” has the meaning set forth in Section 4.15.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” of a Person means any corporation, partnership, limited liability company or other business entity of which more than 25% of the voting power is owned or controlled by such Person.

“Superior Proposal” has the meaning set forth in Section 6.1(m).

“Surviving Corporation” has the meaning set forth in the first recital of this Agreement.

“Tank” has the meaning set forth in Section 4.12(b).

“Tax” or “Taxes” means (i) any and all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, corporation and estimated taxes, custom duties, fees, assessments and charges of any kind whatsoever; (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i); and (iii) any transferred liability in respect of any items described in clauses (i) and/or (ii).

“Tax Returns” means all material returns, declarations, reports, information returns, statements, elections, disclosures and schedules required to be filed in respect of any Taxes (including any attachments thereto or amendments thereof).

“Termination Date” has the meaning set forth in Section 13.1(e).

“Termination Fee” has the meaning set forth in Section 13.2(b).

“Trade Secrets” has the meaning set forth in Section 4.25(a).

1.2.        Interpretation.   The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. A reference herein to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

ARTICLE 2.

TERMS OF MERGER

2.1.        Effect of Merger and Surviving Corporation. At the Effective Time of the Merger, Merger Sub will be merged with and into Company pursuant to the terms, conditions and provisions of this Agreement and in accordance with the applicable provisions of the DGCL, and the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation of the Merger. The Merger will have the effects set forth in the DGCL.

2.2.         Stock of Company. Subject to Section 2.6, each share of Company Stock issued and outstanding immediately prior to the Effective Time of the Merger shall, without any further action on the part of Company or the holders of such shares, be treated on the basis set forth in this Section 2.2.

(a)          Cancellation of Treasury Shares. All shares of Company Stock that are owned by Company as treasury stock and all shares of Company Stock that are owned directly or indirectly by Company or Parent shall be cancelled and shall cease to exist, and no Merger Consideration shall be delivered in exchange therefor.

(b)          Conversion of Company Stock. At the Effective Time of the Merger, each issued and outstanding share of Company Stock (other than shares to be cancelled in accordance with Section 2.2(a)) shall be automatically canceled and cease to be an issued and outstanding share of Company Stock and (except for Company Dissenting Shares) be converted solely into the right to receive per share consideration (the “Merger Consideration”) in cash in the amount of $37.50, without interest.

(c)          Company Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock that are issued and outstanding as of the Effective Time of the Merger and that are held by a stockholder of Company who has properly exercised such holder’s appraisal rights under the DGCL (the “Company Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to dissent from the Merger under the DGCL and to receive such consideration as may be determined to be due with respect to such Company Dissenting Shares pursuant to and subject to the requirements of the DGCL and the holders of Company Dissenting Shares shall be entitled to only such rights as are granted by Section 262 of the DGCL. If any such holder shall have so failed to perfect or have effectively withdrawn or lost such right at the Effective Time of the Merger, each share of such holder’s Company Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time of the Merger, the right to receive, without any interest thereon, the Merger Consideration. Company shall give Parent (i) prompt notice of any notice or demands for appraisal or payment for shares of Company Stock received by Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands or notices. Company shall not, without the prior written consent of Parent, or as required by DGCL, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

2.3.        Company Stock Options.   Each Company Stock Option outstanding as of the Effective Time of the Merger shall be treated in accordance with Section 12.2 or Section 12.3, as applicable.

2.4.        Effect on Merger Sub Stock.   At the Effective Time of the Merger, each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

2.5.         Exchange Procedures.

(a)          At the Effective Time of the Merger, Parent shall deposit with the Exchange Agent for the benefit of the holders of shares of Company Stock outstanding immediately prior to the Effective Time of the Merger, for exchange in accordance with this Section 2.5 through the Exchange Agent, cash in the amount of the aggregate Merger Consideration payable to such holders of Company Stock pursuant to Section 2.2 in exchange for their shares of Company Stock (collectively, the “Exchange Fund”). Such amounts may be invested by the Exchange Agent as directed by Merger Sub or, after the Effective Time of the Merger, the Surviving Corporation; provided that such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.

(b)          Parent shall direct the Exchange Agent to mail, promptly after the Effective Time of the Merger, to each holder of record of shares of Company Stock which are represented by (x) a certificate or certificates which immediately prior to the Effective Time of the Merger represented outstanding shares of Company Stock (the “Certificates”) or (y) an entry to that effect in the shareholder records maintained on behalf of Company by the Company stock transfer agent (the “Book Entry Shares”), whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.2 hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates (if any) shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and Company may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates or authorizing transfer and cancellation of Book Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, or authorizing transfer of Book Entry Shares, together with such letter of transmittal, duly executed, the holder of such shares of Company Stock shall be entitled to receive in exchange therefor the amount of the Merger Consideration which such holder has the right to receive pursuant to Section 2.2 hereof (less any withholding Taxes pursuant to Section 2.11), and any Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.5, each Certificate and any Book Entry Shares shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or transfer of the Book Entry Shares, as the case may be, as contemplated by this Section 2.5. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Company Stock that are not Book Entry Shares should be unable to surrender the Certificates for such shares, because they have been lost or destroyed, such holder shall, if required by Parent or Exchange Agent, deliver in lieu thereof a bond in form and substance and with surety reasonably satisfactory to Parent and shall be entitled to receive the Merger Consideration to be paid in consideration therefor in accordance with Section 2.2 hereof (less any withholding Taxes pursuant to Section 2.11).

(c)          No interest shall be paid or accrued for the benefit of holders of the Certificates or Book Entry Shares on the Merger Consideration payable in respect thereof. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Parent that such Tax either has been paid or is not applicable.

(d)          If, after the Effective Time of the Merger, Certificates or Book Entry Shares are presented to Parent for any reason, they shall be canceled and exchanged as provided in this Agreement, subject to the other provisions of this Article 2.

(e)          Any portion of the Exchange Fund which remains undistributed to the former stockholders of Company following the passage of twelve months after the Effective Time of the Merger shall be delivered (together with any income received with respect thereto) to the Surviving Corporation, upon demand, and any former stockholders of Company who have not theretofore complied with this Section 2.5 shall thereafter look only to the Surviving Corporation and/or Parent, subject to any applicable abandoned property, escheat or similar law, only as general creditors thereof for payment of their claim for the Merger Consideration payable in consideration for any Certificate or transfer of any Book Entry Shares.

(f)           Any portion of the Exchange Fund remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interests of any Person previously entitled thereto. Except as otherwise required by law, none of the Exchange Agent, Parent, Company or the Surviving Corporation shall be liable to any former holder of shares of Company Stock or any other Person for any consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.6.        Adjustments.   If after the date hereof and on or prior to the Effective Date of the Merger, the outstanding shares of Company Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization or combination, stock split, reverse stock split, stock dividend or rights issued in respect of such stock, or any similar event shall occur, the Merger Consideration shall be adjusted accordingly to provide to the holders of Company Stock the same economic effect as contemplated by this Agreement prior to such event.

2.7.        Directors of Surviving Corporation.   At the Effective Time of the Merger, the Board of Directors of the Surviving Corporation shall be comprised of the persons serving as directors of Merger Sub immediately prior to the Effective Time of the Merger. Such persons shall serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

2.8.        Executive Officers of Surviving Corporation.   At the Effective Time of the Merger, the executive officers of the Surviving Corporation shall be comprised of the persons serving as executive officers of Merger Sub immediately prior to the Effective Time of the Merger. Such persons shall serve until the earlier of their resignation or termination.

2.9.        No Further Ownership Rights in Stock.   All Merger Consideration delivered upon the surrender for exchange of shares of Company Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to ownership of such shares of stock. At and after the Effective Time of the Merger, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock which were outstanding immediately prior to the Effective Time of the Merger, and upon delivery of the Merger Consideration upon surrender for exchange of Company Stock, each such share of Company Stock shall be canceled.

2.10.      Certificate of Incorporation and Bylaws.   The Certificate of Incorporation of Company as in effect immediately prior to the Effective Time of the Merger shall, at the Effective Time of the Merger and by virtue of the Merger, be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time of the Merger, except that Article 1 thereof shall be amended and restated to read “The name of the corporation is CNS, Inc.” and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by law. The Bylaws of Merger Sub as in effect immediately prior to the Effective Time of the Merger shall, by virtue of the Merger and without any further action on the part of Company or Merger Sub, be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and the certificate of incorporation of the Surviving Corporation and as provided by law.

2.11.      Withholding Taxes.   Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct, withhold and transmit to the proper tax authorities from the consideration otherwise payable to any former holder of shares of Company Stock or Company Stock Options pursuant to this Agreement any stock transfer Taxes and such amounts as are required to be withheld under the Code, or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so withheld and transmitted, such withheld and transmitted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the share of Company Stock or Company Stock Option in respect of which such deduction and withholding was made.

ARTICLE 3.

THE CLOSING

3.1.         Closing Date.   The closing of the Merger provided for in Article 2 of this Agreement (the “Closing”) shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, NY, at 10:00 a.m. New York City time, on the date which is no later than the second Business Day following the day on which the last of the conditions specified in Articles 9, 10 and 11 (excluding, for purposes of this Section 3.1, conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the fulfillment of such conditions at the Closing) have been fulfilled or waived (if permissible), or such other date or at such other place as the parties may agree upon in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

3.2.         Certificate of Merger.   Subject to the provisions of this Agreement, the parties shall cause a certificate of merger (the “Certificate of Merger”) to be duly prepared and executed in such form as required by and in accordance with the relevant provisions of the DGCL and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, on the Closing Date.

3.3.         Further Assurances.   At the Closing, the parties hereto shall deliver, or cause to be delivered, such documents or certificates as may be necessary in the reasonable opinion of counsel for any of the parties, to effectuate the transactions contemplated by this Agreement. If, at any time after the Effective Time of the Merger, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, or record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Company; or (b) otherwise carry out the provisions of this Agreement, Company and the officers and directors of Company shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney, and the Surviving Corporation and the officers and directors of the Surviving Corporation shall be authorized in the name of and on behalf of Company to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of Company or otherwise to take any and all such action.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF COMPANY

The following representations and warranties by Company to Parent and Merger Sub are qualified by reference to the correspondingly numbered section of the Company Disclosure Letter; provided, however, that an exception or matter disclosed with respect to one representation or warranty shall also be deemed disclosed with respect to each other warranty or representation to which the exception or matter reasonably relates to the extent such relationship is reasonably apparent on the face of the disclosure contained in the Company Disclosure Letter. The inclusion of any item in such Company Disclosure Letter shall not be deemed an admission that such item is a material fact, event or circumstance or that such item has or had, individually or in the aggregate, a Material Adverse Effect. Subject to the preceding sentences of this paragraph, Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1.        Incorporation, Standing and Power.   Company has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is duly qualified to do business in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Company has delivered to Parent true and correct copies of the Company’s Certificate of Incorporation and Bylaws, as currently in effect.

4.2.        Capitalization.

(a)          The authorized capital stock of Company consists of 50,000,000 shares of Company Stock, and 8,484,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the close of business on September 30, 2006 (the “Capitalization Date”), 19,294,570 shares of Company Stock were issued and outstanding, 5,285,050 shares of Company Stock were held in the treasury of Company, and no shares of Preferred Stock were issued or outstanding. All of the outstanding shares of Company Stock are validly issued, fully paid and nonassessable, not subject to preemptive rights, and issued in compliance with all applicable federal and state securities laws, rules and regulations. From the close of business on the Capitalization Date through the date of this Agreement, (i) no Company Stock Options or other options to acquire shares of Company Stock or Preferred Stock have been granted, and (ii) no shares of Company Stock or Preferred Stock have been issued or become outstanding, or have been sold or transferred from the treasury of the Company, except Company Stock issued or sold from treasury pursuant to the exercise of Company Stock Options outstanding on the date hereof in accordance with their terms.

(b)          Except for Company Stock Options covering (as of the close of business on the Capitalization Date) 1,549,539 shares of Company Stock granted pursuant to the Company Stock Option Plans (estimating the number of shares granted pursuant to the ESPP assuming all payroll withholding through the end of the phase (as described in the ESPP) ending December 31, 2006 is used to purchase shares at an exercise price based on the fair market value of a share of Company Stock at the Commencement Date of the current phase, determined in accordance with the ESPP), there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Company Stock or Preferred Stock nor any securities convertible into such stock, nor any rights to acquire from Company issued or unissued capital stock of Company, and Company is not obligated to issue any additional shares of its capital stock or any additional options, warrants or other rights in or with respect to the unissued shares of such stock or any other securities convertible into such stock. Section 4.2(b) of the Company Disclosure Schedule sets forth a list (the “Company Option List”) as of the Capitalization Date setting forth the name of each holder of a Company Stock Option (excluding outstanding options under the ESPP), the number of shares of Company Stock covered by each such option, the vesting schedule of each such option, the exercise price per share and the expiration date of each such option.

(c)          No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of Company may vote are issued and outstanding. Except in respect of the issuance of Company Stock upon the exercise of Company Stock Options, there are no outstanding obligations of Company to repurchase, redeem or otherwise acquire any options, warrants or other rights in or with respect to the Company Stock or Preferred Stock or any securities convertible into such stock (other than with respect to the payment of or withholding of shares to cover the exercise price or statutory tax withholding as permitted under the terms of the applicable Company Stock Options or as expressly provided in Section 12.2 and Section 12.3).

4.3.         Subsidiaries.   Company does not have any Subsidiaries and does not own, directly or indirectly, beneficially or of record, an equity interest in any Person, except as set forth in Section 4.3 of the Company Disclosure Letter.

4.4.         Financial Statements.

(a)        Company has previously furnished to Parent a copy of the Financial Statements of Company. The Financial Statements of Company: (a) present fairly, in all material respects, the financial condition of Company as of the respective dates indicated and its statements of operations and changes in stockholders’ equity and cash flows, for the respective periods then ended (subject, in the case of unaudited Financial Statements, to normal year-end adjustments in accordance with GAAP); and (b) have been prepared in accordance with GAAP consistently applied throughout the periods involved (except as may be indicated in the notes thereto).

(b)          Company’s adjusted gross sales (as defined in Section 4.4(b) of the Company Disclosure Letter) of Breathe Right Domestic (U.S.) and Fiber Choice for the fiscal quarter ended September 30, 2006, as used in calculating net sales set forth in the unaudited financial statements of Company prepared in accordance with GAAP and contained in Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006, when filed, will not be materially less than the adjusted gross sales for such products as set forth in Section 4.4(b) of the Company Disclosure Letter.

4.5.         Reports and Filings.

(a)          Company has filed or otherwise furnished all required forms, reports, proxy statements, schedules, registration statements, certifications and other documents with the SEC since March 31, 2003 (including all amendments and supplements thereto filed prior to the date hereof, the “Company SEC Documents”). As of their respective dates of filing with the SEC (or, if amended, supplemented or superseded by a filing prior to the date hereof, as of the date of such filing), the Company SEC Documents, including any financial statements or schedules included or incorporated by reference therein, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents, including any financial statements or schedules included or incorporated by reference therein, when filed (or, to the extent superseded or amended by a Company SEC Document filed subsequently and prior to the date hereof, at the date of such subsequent filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Company included in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(b)          Each Company SEC Document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by the Company’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002, and at the time of filing or submission of each such certification, such certification was true and accurate. To the knowledge of the Company, its chief executive officer and chief financial officer reasonably expect to give such certifications when next due.

(c)          Except as set forth in Section 4.5(c) of the Company Disclosure Letter, since March 31, 2003, neither the Company nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices. No attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(d)          Company has designed and maintains disclosure controls and procedures to ensure that material information relating to Company is made known to the chief executive officer and the chief financial officer of Company by others within the Company. As of the date hereof, to the knowledge of Company, Company has not identified any material weaknesses in the design or operation of its internal control over financial reporting. In connection with the preparation and filing of its Form 10-Q for the fiscal quarter ended June 30, 2006, the Company disclosed, based on its most recent evaluation prior to the date thereof, to Company’s auditors and the audit committee of Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting which are reasonably likely to adversely affect in any material respect Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting.

4.6.        Authority of Company.   The execution and delivery by Company of this Agreement and, subject to obtaining the Company Requisite Vote, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company including, without limitation, the vote of the Board of Directors of Company (which vote was unanimous) approving and declaring advisable this Agreement and the Merger, including the agreement of merger (within the meaning of Section 251 of the DGCL) contained herein. The Board of Directors has unanimously resolved to recommend that the stockholders of Company adopt the agreement of merger (within the meaning of Section 251 of the DGCL) at the Company Stockholders’ Meeting, which resolutions have not as of the date of this Agreement been subsequently rescinded or modified. This Agreement is a valid and binding obligation of Company enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, fraudulent transfer, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as set forth in Section 4.6 of the Company Disclosure Letter, neither the execution and delivery by Company of this Agreement, the consummation of the transactions contemplated herein, nor compliance by Company with any of the provisions hereof, will: (a) conflict with or result in a breach of any provision of its Certificate of Incorporation, as amended, or Bylaws, as amended; (b) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation or acceleration, or unilateral rights to amend, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement or other instrument or obligation (each, a “Contract”) to which Company is a party or by which Company or any of its properties or assets is bound; (c) result in the creation or imposition of any Encumbrance on any of the properties or assets of Company; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Company or any of its properties or assets, except with respect to clauses (b), (c) and (d), for such violations, breaches, defaults or Encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect. No consent of, approval of, notice to or filing with any Governmental Entity having jurisdiction over any aspect of the business or assets of Company is required in connection with the execution and delivery by Company of this Agreement or the consummation by Company of the Merger or the other transactions contemplated hereby or thereby, except (i) under the Exchange Act (including the filing of the Proxy Statement with the SEC) and the rules and regulations promulgated thereunder; (ii) applicable filings, notifications, approvals or consents under the HSR Act; and (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with relevant authorities of other states in which the Company is qualified to do business.

4.7.        Insurance.   Set forth in Section 4.7 of the Company Disclosure Letter is a list, as of the date hereof, of all policies of insurance carried and owned by Company and which are in force on the date hereof. Such policies and bonds provide coverage on such terms and of such kinds and amounts as is reasonable and customary for businesses of the type conducted by

Company. No insurer under any such policy or bond has canceled or indicated an intention to cancel or not to renew any such policy or bond or generally disclaimed liability thereunder. Company is not in default under any such policy or bond which is material to the operations of Company and all material claims thereunder have been filed in a timely fashion.

4.8.        Personal Property.   Company has good and valid title to all its material properties and assets owned or stated to be owned by Company in the last audited balance sheet included in the Financial Statements of Company or acquired after the date thereof, free and clear of all Encumbrances except: (a) as set forth in the Financial Statements of Company; (b) for Encumbrances for current taxes not yet due; or (c) for Encumbrances that are not substantial in character, amount or extent and that do not materially detract from the value, or interfere with present use, of the property subject thereto or affected thereby, or otherwise materially impair the conduct of business of Company.

4.9.        Real Estate.   Company owns no real property. Company has a valid leasehold interest in all material real property leased, used or occupied by the Company, free and clear of all Encumbrances, except (a) for rights of lessors, co-lessees or sublessees in such matters that are reflected in the lease as in effect on the date hereof; (b) for current taxes not yet due and payable; and (c) for such Encumbrances, if any, as do not materially detract from the value of or materially interfere with the present use of such property. Company is in possession of the properties purported to be so leased, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Company, the lessor. Company has made available to Parent complete and correct copies of all leases relating to such real property, including all amendments, supplements, side letters and other modifications thereto.

4.10.      Litigation.   Section 4.10 of the Company Disclosure Letter sets forth each suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Company, threatened in writing against or affecting Company. Except as set forth on Section 4.10 of the Company Disclosure Letter, there is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Company, threatened against or affecting Company that would, individually or in the aggregate, have a Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity outstanding against Company having or that would have, individually or in the aggregate, a Material Adverse Effect. There are no material judgments, decrees, stipulations or orders against Company or enjoining its directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area.

4.11.      Taxes.   Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect:

(a)          Except as set forth in Section 4.11(a) of the Company Disclosure Letter, (i) all Tax Returns required to be filed by or on behalf of Company or the Affiliated Group(s) of which Company is or was a member, have been duly and timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns were true, complete and correct; (ii) all Taxes due and payable by or on behalf of Company, either directly, as part of an Affiliated Group Tax Return, or otherwise, have been fully and timely paid, except to the extent adequately reserved therefor in accordance with GAAP consistently applied on the Company balance sheet, and adequate reserves or accruals for Taxes have been provided in the Company balance sheet with respect to any period through the date thereof for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing; and (iii) no agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation) has been executed or filed with any taxing authority by or on behalf of Company or any Affiliated Group(s) of which it is or was a member, nor has any closing agreement pursuant to Section 7121 of the Code been received or entered into by or with respect to Company.

(b)          Company has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has duly and timely withheld from any payments, salaries, wages or other compensation paid to any employee or independent contractor, shareholder or other Person and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.

(c)          Company has furnished to Parent true and correct copies of (i) all income or franchise Tax Returns of Company relating to all taxable periods beginning after March 31, 2001; and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to Company with respect to its income, assets or operations.

(d)          Except as set forth in Section 4.11(d) of the Company Disclosure Letter, no written claim has been made by a taxing authority in a jurisdiction where Company does not file an income or franchise Tax Return such that Company is or may be subject to taxation by that jurisdiction.

(e)          Except as set forth in Section 4.11(e) of the Company Disclosure Letter, (i) all deficiencies asserted or assessments made as a result of any examinations by any taxing authority of the Tax Returns of or covering or including Company have been fully paid and, to the Company’s knowledge, there are no other audits or investigations by any taxing authority in progress, nor has Company received any written notice from any taxing authority that it intends to conduct such an audit or investigation; (ii) no requests for a ruling or a determination letter are pending with any taxing authority; and (iii) no issue has been raised in writing by any taxing authority in any current or prior examination which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency against Company for any subsequent taxable period.

(f)           Company is not a party to any tax allocation, indemnification or sharing agreement (or similar agreement or arrangement), whether written or not written, pursuant to which it will have any obligation to make any payments after the Closing.

(g)          Company has not been a member of an Affiliated Group (other than a group whose common parent was Company).

(h)          Company has no liability for the Taxes of any Person (other than the Company) under section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(i)           Company has no requests for rulings in respect of Taxes pending between Company and any taxing authority.

(j)           Except as set forth in Section 4.11(j) of the Company Disclosure Letter, there is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Company or its Affiliates by reason of Section 280G of the Code, or would constitute compensation in excess of the limitation set forth in Section 162(m) of the Code.

(k)          There are no Encumbrances as a result of any due and unpaid Taxes upon any of the assets of Company.

(l)           Company does not, and did not, “participate” in a “reportable transaction” (as those terms are defined in section 1.6011-4 of the Treasury Regulations).

(m)         Company was not on any “determination date” (as defined in section 1.897-2(c) of the Treasury Regulations) that occurred since March 31, 2001, is not, and will not be at the Closing, a United States Real Property Holding Corporation within the meaning of Section 897 of the Code.

4.12.      Compliance with Charter Provisions and Laws and Regulations.

(a)          Company is not (and since March 31, 2001 has not been) in default under or in breach or violation of (i) any provision of its Certificate of Incorporation, as amended, or Bylaws, as amended, or (ii) any order, writ, injunction, law, ordinance, rule or regulation promulgated by any Governmental Entity (including any of the foregoing enforced by the United States Food and Drug Administration and comparable foreign Governmental Entities and including the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement Health and Education Act of 1994) except, with respect to this clause (ii), for such violations as would not have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of Company, no investigation by any Governmental Entity with respect to Company is pending or threatened, other than, in each case, those which, individually or in the aggregate, would not have a Material Adverse Effect.

(b)          To Company’s knowledge, except as would not, individually or in the aggregate, give rise to a Material Adverse Effect, (i) Company is and has been in compliance with all Environmental Regulations; (ii) there are no Tanks on or about Company Property; (iii) there are no Hazardous Materials on, below or above the surface of, or migrating to or from Company Property; and (iv) without limiting Section 4.10 hereof or the foregoing representations and warranties contained in clauses (i) through (iii), as of the date of this Agreement, there is no claim, action, suit, or proceeding or notice thereof related to any Environmental Regulation pending against Company or any Person whose liability Company has assumed or retained by Contract or operation of law and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Company or Company Property that is reasonably expected to give rise to liability to Company under any Environmental Regulations. For purposes of this Agreement, the term “Environmental Regulations” shall mean all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items, of all Governmental Entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment, including, without limitation, those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials, or wastes, whether solid, liquid, or gaseous in nature and all requirements pertaining to the protection of the health and safety of employees or the public. “Company Property” shall mean real estate currently owned or leased or otherwise used or occupied by Company. “Tank” shall mean treatment or storage tanks, gas or oil wells and associated piping transportation devices. “Hazardous Materials” shall mean any substance: (1) the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance, order, action, policy or common law; (2) which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601, et seq.); the Resource Conservation and Recovery Act (42 U.S.C. Section 6901, et seq.); the Clean Air Act, as amended (42 U.S.C. Section 7401, et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C. Section 1251, et seq.); the Toxic Substances Control Act, as amended (15 U.S.C. Section 9601, et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C. Section 651; the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. Section 11001, et seq.); the Mine Safety and Health Act of 1977, as amended (30 U.S.C. Section 801, et seq.); the Safe Drinking Water Act (42 U.S.C. Section 300f, et seq.); and all comparable state and local laws; (3) comparable laws of other jurisdictions or orders and regulations thereunder; or (4) the presence of which causes or threatens to cause a nuisance, trespass or other common law tort upon real property or adjacent properties or poses or threatens to pose a hazard to the health or safety of persons or without limitation, which contains gasoline, diesel fuel or other petroleum hydrocarbons; or (5) polychlorinated biphenyls (PCBs), asbestos, lead-containing paints or urea formaldehyde foam insulation.

(c)          To the knowledge of Company, the marketed products of Company are and have been developed, tested, manufactured and stored by Company in compliance with the U.S. Federal Food, Drug, and Cosmetic Act and applicable regulations promulgated thereunder, and with all similar foreign laws, rules and regulations applicable to Company or its products, including those requirements relating to good manufacturing practice, good laboratory practice and good clinical practice, except for such non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect. Since March 31, 2001, there have not been any recalls, whether voluntary or otherwise, of products manufactured, distributed or sold by Company.

4.13.      Employees.   There are no controversies pending or, to the Company’s knowledge, threatened between Company and any of its employees that could reasonably be expected to have a Material Adverse Effect. Company is not a party to any collective bargaining agreement with respect to any of its employees or any labor organization to which any of its employees belong, and no such collective bargaining agreement is currently being negotiated by or on behalf of Company. To the knowledge of Company, no activities or proceedings of any labor organization to organize or attempt to organize any of its employees are pending.

4.14.      Brokers and Finders.   Except for the obligation to Sawaya Segalas set forth in the Sawaya Segalas Agreement, a complete and correct copy of which has been delivered to Parent prior to the date of this Agreement, Company is not a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein will result in any liability to any broker or finder.

4.15.      Scheduled Contracts.   Except as set forth in Section 4.15 of the Company Disclosure Letter (each item listed or required to be listed in such Company Disclosure Letter being referred to herein as a “Scheduled Contract”), as of the date hereof, Company is not a party or otherwise subject to:

(a)          any employment, deferred compensation, bonus or consulting Contract that (i) has a remaining term, as of the date of this Agreement, of more than one year in length of obligation on the part of Company and is not terminable by Company within one year without penalty or (ii) requires payment by Company of (or under which such payments are reasonably expected to be) $100,000 or more per annum;

(b)          any advertising, brokerage, distributor, representative or agency relationship or Contract requiring payment by or to Company of (or under which such payments are reasonably expected to be) $100,000 or more per annum (other than sales orders entered into in the ordinary course of business consistent with past practice);

(c)          any Contract that restricts Company (or would restrict any Affiliate of Company or the Surviving Corporation (including Merger Sub and its Subsidiaries after the Effective Time of the Merger) from competing in any line of business, in any distribution or sales channel, with any Person or product, or in any geographic area;

(d)          any lease of real or personal property providing for annual lease payments by or to Company in excess of $100,000 per annum (other than sales orders entered into in the ordinary course of business consistent with past practice);

(e)          any (i) license agreement granting any right to use or practice any right under Intellectual Property (whether as licensor or licensee) (other than sales orders entered into in the ordinary course of business consistent with past practice) or (ii) Contract involving the payment of royalties or other amounts exceeding, or that would reasonably be expected to exceed, $100,000 per annum calculated based upon the revenues or income of Company or income or revenues related to any product of Company;

(f)           any stock purchase, stock option, stock bonus, stock ownership, profit sharing, group insurance, bonus, deferred compensation, severance pay, pension, retirement, savings or other incentive, welfare or employment plan or similar Contract providing benefits to any present or former employees, officers or directors of Company;

(g)          any Contract to acquire equipment or any commitment to make capital expenditures of $250,000 or more;

(h)          other than Contracts entered into in the ordinary course of business for the sale of inventory, any Contract for the sale of any material property or assets in which Company has an ownership interest or for the grant of any Encumbrance on any such property or asset, in each case involving consideration in excess of $100,000 individually or $250,000 in the aggregate;

(i)           any Contract for the borrowing of any money and any guaranty agreement;

(j)           any Contract pursuant to which Company has an obligation (contingent or otherwise) to make an investment in or extension of credit to any Person or any partnership or joint venture agreement;

(k)          any material Contract which would be terminable other than by Company as a result of the consummation of the transactions contemplated by this Agreement or agreement that would prevent, materially delay or materially impede Company’s ability to consummate the transactions contemplated by this Agreement;

(l)           other than Contracts entered into in the ordinary course of business, any other Contract of any other kind which involves future payments or receipts or performances of services or delivery of items requiring payment of $100,000 or more to or by Company; or

(m)         any Contract that would be required to be filed by Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

Complete, correct and unredacted copies of all Scheduled Contracts, including all amendments, supplements and other modifications thereto, have been delivered or made available to Parent.

4.16.      Performance of Obligations. Each of the Scheduled Contracts is valid and binding on Company and, to the knowledge of Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, have a Material Adverse Effect. Company has performed in all respects all of the obligations required to be performed by it to date and is not in default under or in breach of any term or provision of any Scheduled Contract to which it is a party, is subject or is otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach, except where such failure of performance, breach or default would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in the Company Disclosure Letter, to Company’s knowledge, no party to any Scheduled Contract is in default thereunder, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default. Since September 28, 2006, Company has not waived or amended, or caused to be waived or amended, the terms of any contractual “standstill” restriction applicable to a third party with respect to the Company.

4.17.      Certain Material Changes.   Since March 31, 2006 and prior to the date hereof, Company has conducted its business in the ordinary course consistent with past practice, except for the negotiation of and entry into this Agreement. Except as set forth on Section 4.17 of the Company Disclosure Letter, since March 31, 2006 there has not been, occurred or arisen any of the following (whether or not in the ordinary course of business unless otherwise indicated):

(a)          any change in methods of accounting or accounting practices, business, or manner of conducting business, of Company or any other event or development that has had or would have, individually or in the aggregate, a Material Adverse Effect;

(b)          any damage, destruction or other casualty loss (whether or not covered by insurance) that has had or would have a Material Adverse Effect;

(c)          any amendment, modification or termination of any existing, or entry into any new Contract or permit that has had or would have a Material Adverse Effect;

(d)          any disposition by Company of an asset the lack of which has had or would have a Material Adverse Effect; or

(e)          any direct or indirect redemption, purchase or other acquisition by Company of any equity securities or any declaration, setting aside or payment of any dividend or other distribution on or in respect of Company Stock whether consisting of money, other personal property, real property or other things of value (except for the declaration by the Board of Directors of Company of a regular quarterly cash dividends of seven cents per share of Company Stock, payable on June 9, 2006 and September 8, 2006 to Company stockholders of record as of May 26, 2006 and August 25, 2006, respectively, and the payment of such dividends).

4.18.      Licenses and Permits.   Company has all material licenses and permits that are necessary for the conduct of its business, and such licenses and permits are in full force and effect in all material respects. The respective properties, assets, operations and businesses of Company are and have been maintained and conducted, in all material respects, in compliance with all such applicable licenses and permits. No proceeding is pending or, to the knowledge of Company, threatened by any Governmental Entity which seeks to revoke or limit any such licenses or permits. Except for any failures to be in compliance that would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of Company, any third party that is a manufacturer or contractor for Company is in compliance with all licenses and permits from the United States Food and Drug Administration and comparable foreign Governmental Entities insofar as the same pertain to the manufacture of product components or products for Company. To the knowledge of Company, no proceeding, inquiry or investigation by any Governmental Entity is pending or threatened against any third party that is a manufacturer or contractor for Company, which threatens to revoke or limit any such licenses or permits or that otherwise would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the manufacture of product components or products for Company.

4.19.      Undisclosed Liabilities.   Except for liabilities or obligations which, individually or in the aggregate, do not and would not have a Material Adverse Effect, Company has no liabilities or obligations, either accrued or contingent, of any nature that have not been: (a) reflected or disclosed in the Financial Statements of Company; (b) incurred subsequent to March 31, 2006 in the ordinary course of business consistent with past practices; or (c) disclosed in Section 4.19 of the Company Disclosure Letter or Company SEC Documents filed after March 31, 2006 and prior to the date of this Agreement (to the extent it is reasonably apparent on the face of such Company SEC Documents that such disclosure is applicable).

4.20.      Employee Benefit Plans.

(a)          Company has previously made available to Parent copies of current documents constituting of each “employee benefit plan,” as defined in Section 3(3) of ERISA, of which Company or any member of the same controlled group of corporations, trades or businesses as Company within the meaning of Section 4001(a)(14) of ERISA (“ERISA Affiliates”) is a sponsor or participating employer or as to which Company or any of its ERISA Affiliates makes contributions or is required to make contributions and which is subject to any provision of ERISA and covers any employee, whether active or retired, of Company or any of its ERISA Affiliates, together with all amendments thereto, all currently effective and related summary plan descriptions, the determination letter from the IRS, the annual reports for the most recent three years (Form 5500 including, if applicable, Schedule B thereto, and Form 11-K, if applicable) and a summary of material modifications prepared in connection with any such plan. Such plans are hereinafter referred to collectively as the “Employee Plans,” and are listed in Section 4.20(a) of the Company Disclosure Letter. No Employee Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA. Each Employee Plan that is intended to be qualified in form and operation under Section 401(a) of the Code has received a favorable determination letter from the IRS and the associated trust for each such Employee Plan is exempt from tax under Section 501(a) of the Code and Company knows of no fact that would materially adversely affect the qualified status of any such Employee Plan. No event has occurred that will subject such Employee Plans to a material amount of tax under Section 511 of the Code. All amendments required to bring each Employee Plan into conformity with all of the applicable provisions of ERISA, the Code and all other applicable laws have been made, except to the extent that such amendments that would retroactively cover any period prior to the Effective Time are not required to be adopted prior to the Effective Time.

(b)          Company has previously made available to Parent copies or descriptions of each plan or arrangement maintained or otherwise contributed to by Company or any of its ERISA Affiliates which is not an Employee Plan and which (exclusive of base salary and base wages and any benefit, in each case, required solely under the law of any state) provides for any form of current or deferred compensation, bonus, stock option, stock awards, stock-based compensation or other forms of incentive compensation, or insurance, savings, profit sharing, benefit, severance, change of control, retention, retirement, retiree medical or life insurance, group health, disability, workers’ compensation, welfare or similar plan or arrangement for the benefit of any employee or class of employees, whether active or retired, of Company or any of its ERISA Affiliates. Such plans and arrangements are hereinafter collectively referred to as “Benefit Arrangements”), and are listed in Section 4.20(b) of the Company Disclosure Letter. Except as set forth in Section 4.20(b) of the Company Disclosure Letter, there has been no material increase in the compensation of or benefits payable to any senior executive employee of Company since March 31, 2006, nor any employment, severance or similar contract entered into with any such employee, nor any material amendment to any such contract, since March 31, 2006.

(c)          With respect to all Employee Plans and Benefit Arrangements, Company and its ERISA Affiliates are in compliance (other than noncompliance the cost or liability for which, individually or in the aggregate, would not have a Material Adverse Effect) with the terms of such Employee Plans and Benefit Arrangements, the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, including but not limited to ERISA and the Code, applicable to such plans or arrangements. All government reports and filings required by law have been properly and timely filed and all information required to be distributed to participants or beneficiaries has been distributed with respect to each Employee Plan. There is no pending or, to the Company’s knowledge, threatened legal action, proceeding or investigation against or involving any Employee Plan or Benefit Arrangement, other than routine claims for benefits. No “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Employee Plan that could subject the Company or any Person for whom the Company has an obligation to indemnity to liability under Title I of ERISA or to the imposition of tax under Section 4975 of the Code (other than any such transaction the cost or liability of which would not have a Material Adverse Effect). No Employee Plan is subject to Title IV or Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code. No “reportable event” as defined in ERISA has occurred with respect to any of the Employee Plans. All contributions, premiums and other payments required to be made to each of the Employee Plans or Benefit Arrangement under the terms of the Employee Plan, Benefit Arrangement and ERISA, the Code or any other applicable laws have been timely made. Except as required by law or as set forth in Section 4.20(c) of the Company Disclosure Letter, no condition or term under any Employee Plan or Benefit Arrangement exists which would prevent Parent, the Surviving Corporation or any of their Subsidiaries from terminating or amending any such Employee Plan or Benefit Arrangement at any time for any reason without liability to Parent, the Surviving Corporation or any of their Subsidiaries (other than reasonable administrative notice periods, ordinary administration expenses, reasonable administrative expenses related to the termination process, or routine claims for benefits) that, in the aggregate for all such liability under all such Employee Plans or Benefit Arrangements, would not exceed $100,000.

(d)          Except as set forth in Section 4.20(d) of the Company Disclosure Letter, all Company Stock Options granted after March 31, 2004 and, to the knowledge of Company, prior to April 1, 2004, have been granted in compliance with (i) the terms of the applicable Company Stock Option Plans, (ii) applicable laws and (iii) the applicable provisions of Company’s Certificate of Incorporation, as amended, and Bylaws, as amended, and are accurately disclosed as required in (x) the Company SEC Documents and the Financial Statements of Company and (y) the Tax Returns of Company.

(e)          Except as set forth in Section 4.20(e) of the Company Disclosure Letter or expressly provided in Article 12, neither the execution of this Agreement nor the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or in connection with any other event will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Company; (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor; (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation; or (iv) result in the failure of any amount to be deductible by reason of Section 280G of the Code.

4.21.      Corporate Records.   The minute books of Company accurately reflect all material corporate actions taken since March 31, 2003 to this date by the respective stockholders, board of directors and committees of Company.

4.22.      Accounting Records.   Company maintains accounting records which fairly and accurately reflect, in all material respects, its transactions, and maintains accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.23.      Vote Required.   The affirmative vote of the holders of a majority in combined voting power of the outstanding shares of Company Stock to adopt the “agreement of merger” (within the meaning of Section 251 of the DGCL) contained in this Agreement (the “Company Requisite Vote”) is the only vote of the holders of any class or series of Company capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

4.24.      Disclosure Documents and Applications.   None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in the Proxy Statement or in any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated in this Agreement will, at the respective times such documents are filed or become effective, or with respect to the Proxy Statement at the date it is first mailed to the stockholders of Company and at the time of the Company Stockholders’ Meeting (and at the date of any amendment thereof or supplement thereto as thereby supplemented or amended), contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will, at the date it is first mailed to stockholders, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective representatives which is contained or incorporated by reference in the Proxy Statement or in any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement.

4.25.      Intellectual Property.

(a)          As used herein, the term “Intellectual Property” means all intellectual property rights arising under the laws of the United States or any other jurisdiction with respect to the following: (i) trade names, trademarks and service marks (registered and unregistered), domain names and applications to register any of the foregoing (collectively, “Marks”); (ii) patents and patent applications (collectively, “Patents”); (iii) copyrights and registrations and applications therefor (collectively, “Copyrights”); and (iv) know-how, inventions, discoveries, methods, processes, technical data, specifications, customer lists, in each case that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing (collectively, “Trade Secrets”).

(b)          Section 4.25(b) of the Company Disclosure Letter sets forth an accurate and complete list of all registered Marks and applications for registration of Marks owned by the Company (collectively, “Company Registered Marks”), the Company Disclosure Letter also sets forth an accurate and complete list of all Patents owned by the Company (collectively, the “Company Patents” and, together with the Company Registered Marks, the “Company Registered IP”). Except as set forth in the Company Disclosure Letter, no Company Registered IP has been or is now involved in any interference, reissue, reexamination, opposition or cancellation proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP. Except as set forth in the Company Disclosure Letter, the Company Registered IP relating to the Company’s existing products and products currently under development is valid, subsisting and, to the knowledge of the Company, enforceable, and no notice or claim challenging the validity or enforceability or alleging the misuse of any of the Company Registered IP has been received by the Company. Except as set forth in the Company Disclosure Letter, and other than abandoned patent applications and/or closed patent application files, (i) the Company has not taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP, and (ii) all filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the

Company Registered IP have been timely paid, except for any such actions and failures as would not, individually or in the aggregate, have a Material Adverse Effect.

(c)          The Company owns or possesses adequate licenses or other valid rights to use, all of the Intellectual Property that is necessary for the conduct of the Company’s businesses as currently conducted and where the failure to own or possess such license or other valid rights to use such Intellectual Property would have a Material Adverse Effect. Except as set forth in the Company Disclosure Letter, none of the Intellectual Property owned by the Company is subject to any outstanding order, judgment, or stipulation restricting the use thereof by the Company.

(d)          The rights licensed under each agreement granting to the Company any material right or license under or with respect to any Intellectual Property owned by a third party shall be exercisable by the Surviving Corporation on and after the Closing to the same extent in all material respects as by the Company prior to the Closing. No loss or expiration of any such agreement is pending or reasonably foreseeable or, to the knowledge of the Company, threatened. Any and all license fees, royalties, or other amounts due with respect to any such licensed Intellectual Property licensed have been paid in full. The Company has not granted to any third party any exclusive rights under any Intellectual Property owned by the Company or otherwise granted any rights under such Intellectual Property outside the ordinary course of business.

(e)          The Company has taken reasonable steps to protect its rights in the Intellectual Property owned by the Company and maintain the confidentiality of all material Trade Secrets of the Company. The Intellectual Property owned by or validly licensed to the Company constitutes all the material Intellectual Property rights necessary for the conduct of the Company’s business as it is currently conducted.

(f)           To the knowledge of the Company, none of the products or services distributed, sold or offered by the Company, nor any technology, materials or Intellectual Property used, sold, distributed or otherwise commercially exploited by or for the Company, in any material respect, infringes upon, misappropriates or violates any Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction and, to the knowledge of the Company, the Company has not received any notice or claim asserting or suggesting in writing that any such infringement, misappropriation, violation, or dilution, unfair competition or trade practices has occurred. To the knowledge of the Company, except as set forth in the Company Disclosure Letter, (i) no third party is, in any material respect, misappropriating or infringing any material Intellectual Property owned by the Company; and (ii) no third party has made any unauthorized disclosure of any material Trade Secrets of the Company.

4.26.      State Takeover Laws.   The Board of Directors of Company has approved this Agreement and the transactions contemplated hereby, and taken such other actions, and such actions are sufficient, to render inapplicable to this Agreement and the transactions contemplated hereby, including, without limitation, the Merger, all applicable state takeover statutes and any similar “fair price”, “takeover” or “interested stockholder” law, including Section 203 of the DGCL.

4.27.      Opinion of Sawaya Segalas.   Company has received the written opinion of Sawaya Segalas, dated as of the date hereof, to the effect that, based upon and subject to the matters set forth in the opinion, the Merger Consideration is fair from a financial point of view to the holders of the Company Stock, a complete copy of which opinion has been made available to Parent solely for informational purposes.

4.28.      Affiliate Transactions.   No executive officer or director of Company or any Person owning 5% or more of the Company Stock is a party to any material Contract with or binding upon the Company or any of its properties or assets or has any material interest in any material property owned by the Company or has engaged in any material transaction with any of the foregoing since March 31, 2006, in each case, that is of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.29.      Customers and Suppliers; Inventory.

(a)        Section 4.29 of the Company Disclosure Letter sets forth the names of the ten largest customers of Company (as measured by revenue for the twelve-month period ended on March 31, 2006) and the ten largest suppliers of Company (as measured by aggregate cost of items or services purchased for the twelve-month period ended on March 31, 2006). As of the date of this Agreement, except as set forth in Section 4.29 of the Company Disclosure Letter, Company (i) is not involved in any material dispute with any such customer or supplier; and (ii) has not been notified in writing by any such customer or supplier that it intends to terminate or adversely alter the terms of its business with Company, except as would not have a Material Adverse Effect.

(b)          Except for such reserves as are established on the Company’s balance sheet as of June 30, 2006 included in the Financial Statements of Company, all inventory of Company consisting of raw materials or packaging is usable in the ordinary course of business consistent with past practice, and all such inventory consisting of finished goods of Company is, and all such inventory consisting of work in process of the Company completed prior to the Effective Time will, upon completion, be of merchantable quality, meeting all contractual, United States Food and Drug Administration, and Nutrition Labeling and Education Act of 1990 requirements, and is, or in the case of work in process, will be, saleable in the ordinary course of business consistent with past practice, except for such failures of inventory to meet such standards or requirements as would not, individually or in the aggregate, have a Material Adverse Effect.

4.30.      No Additional Representations.   The Company does not make, and has not made, any representations or warranties relating to the Company or the business of the Company or otherwise in connection with the transactions contemplated hereby other than those expressly set forth in this Agreement that are made by the Company. Without limiting the generality of the foregoing, the Company has not made, and shall not be deemed to have made, any representations and warranties in any presentation of the business of the Company in connection with the transactions contemplated hereby and, accordingly, no statement made in any such presentation shall be deemed a representation or warranty hereunder or otherwise. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations are not, and shall not be deemed to be or to include, representations or warranties of the Company, except as provided in Section 4.4. No person has been authorized by the Company to make any representation or warranty relating to the Company, the business of the Company or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty must not be relied upon as having been authorized by the Company.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Company as follows:

5.1.        Incorporation, Standing and Power.   Parent has been duly organized, is validly existing and in good standing as a public limited company organized under the laws of England and Wales. Merger Sub has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Delaware. Merger Sub has conducted no business or operations and has no material liabilities other than its obligations under this Agreement.

5.2.        Authority.   The execution and delivery by Parent of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent. The execution and delivery by Merger Sub of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Merger Sub. A wholly owned Subsidiary of Parent, as the sole stockholder of Merger Sub, has adopted the “agreement of merger” (within the meaning of Section 251 of the DGCL) contained in this Agreement. This Agreement is a valid and binding obligation of Parent and Merger Sub, in each case enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, fraudulent conveyance, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Neither the execution and delivery by Parent or Merger Sub of this Agreement, the consummation of the transactions contemplated herein, nor compliance by Parent and Merger Sub with any of the provisions hereof, will: (a) conflict with or result in a breach of any provision of its respective governing documents; (b) constitute a breach of or result in a default, or event that with notice or lapse of time or both would become a default (or give rise to any rights of termination, cancellation, amendment or acceleration, or any right to acquire any securities or assets, or any loss of benefit), under any of the terms, conditions or provisions of any Contract to which Parent or any Subsidiary of Parent is a party, or by which Parent or any Subsidiary of Parent or any of its properties or assets is bound (except as would not, and would not reasonably be expected to, have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement); or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any Subsidiary of Parent or any of their respective properties or assets (except as would not, and would not reasonably be expected to, have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement). No consent of, approval of, notice to or filing with any Governmental Entity having jurisdiction over any aspect of the business or assets of Parent or any of its Subsidiaries is required in connection with the execution and delivery by Parent or Merger Sub of this Agreement, or the consummation by Parent and Merger Sub of the Merger or the transactions contemplated hereby, except (i) under the Exchange Act (including the filing of the Proxy Statement with the SEC) and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws; (ii) applicable filings, notifications, approvals or consents under the HSR Act; and (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

5.3.        Financing.   Parent has available sufficient cash or other liquid assets or financial resources which may be used to fund the Merger and perform its other obligations hereunder. Parent’s ability to consummate the transactions contemplated by this Agreement is not contingent on raising any equity capital, obtaining financing therefor, or consent of any lender.

5.4.        Litigation.   No claim, action, proceeding or investigation is pending or, to the knowledge of Parent, threatened, against Parent or any of its Subsidiaries that would be reasonably likely to materially adversely affect Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

5.5.        Ownership of Merger Sub.    Merger Sub is an indirect, wholly owned subsidiary of Parent. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

5.6.        Accuracy of Information Furnished for Company Proxy Statement.   None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement or in any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement will, at the respective times such documents are filed or become effective, or with respect to the Proxy Statement at the date it is first mailed to the stockholders of Company and at the time of the Company Stockholders’ Meeting or at the date of any amendment thereof or supplement thereto, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company or any of its representatives which is contained or incorporated by reference in the Proxy Statement or in any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement.

5.7.        No Additional Representations.   Each of Parent and Merger Sub does not make, and has not made, any representations or warranties in connection with the transactions contemplated hereby other than those expressly set forth in this Agreement that are made by Parent.

ARTICLE 6.
COVENANTS OF COMPANY PENDING EFFECTIVE TIME OF THE MERGER

Company covenants and agrees with Parent and Merger Sub as follows:

6.1.        Limitation on Conduct Prior to Effective Time of the Merger.   Between the date hereof and the earlier of the Effective Time of the Merger or the termination of the Agreement, except as expressly provided in this Agreement and subject to requirements of law and regulation, Company agrees to conduct its business in the ordinary course in substantially the manner heretofore conducted, and Company shall not, without the prior written consent of Parent; which consent shall not be unreasonably withheld or delayed:

(a)          issue, sell, encumber or grant (i) any Company Stock (except pursuant to the exercise of Company Stock Options outstanding as of the date hereof or Company Stock Options issued after the date hereof pursuant to the ESPP in accordance with Section 12.3), or (ii) (except pursuant to the ESPP in accordance with Section 12.3) any other securities (including long term debt) of Company, or any rights, stock appreciation rights, options or securities to acquire any Company Stock, or (iii) any other securities (including long term debt) of Company, or enter into any agreements to take any such actions;

(b)          (i) declare, set aside or pay any dividend (except for the regular quarterly cash dividend declared prior to the date of this Agreement and described in Section 4.17(e)) or make any other distribution upon any of the capital stock of Company, or (ii) split, combine or reclassify any shares of capital stock or other securities of Company;

(c)          purchase, redeem or otherwise acquire any capital stock or other securities of Company or any rights, options, or securities to acquire any capital stock or other securities of Company (other than the issuance of Company Stock upon the exercise of Company Stock Options that are outstanding as of the date hereof in accordance with their present terms and except as expressly provided in Section 12.2 or Section 12.3);

(d)          except in accordance with Section 2.10 as may be required to effect the transactions contemplated herein, amend its Certificate of Incorporation or Bylaws;

(e)          grant any general or uniform increase in the rate of pay of employees or employee benefits other than in the ordinary course of business consistent with past practice;

(f)           except as required by law or by the terms of any Employee Plan or Benefit Arrangements in effect on the date hereof and disclosed in the Company Disclosure Letter, grant any increase in salary, incentive compensation or employee benefits or pay any bonus to any Person or voluntarily accelerate the vesting of any employee benefits, other than, solely with respect to employees who are not officers or members of Company’s Board of Directors and are not party to an Executive Employment Agreement, (i) payments of bonuses consistent with past practice pursuant to plans in effect on the date hereof and disclosed in the Company Disclosure Letter, and (ii) increases in salary consistent with past practice to Persons eligible for such salary increases on the regularly scheduled review dates of their employment (provided that the percentage increase in salaries for all such Persons shall not exceed four percent on average from the salaries in effect on the date of this Agreement).

(g)          (i) make any capital expenditure or commitments with respect thereto in excess of $100,000 in the aggregate, except for capital expenditures described in the capital expenditure budget set forth in Section 6.1(g) of the Company Disclosure Letter or (ii) materially increase the level of shipments to Company’s distributors except in the ordinary course of business and consistent with the organic growth of its business;

(h)          compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith), extend the statute of limitations with any tax authority or file any pleading in court in any tax litigation or any appeal from an asserted deficiency, or amend any federal, foreign, state or local tax return, or make any tax election that is inconsistent with Company’s current tax election practices;

(i)           (i) change or make any tax elections or its tax or accounting policies and procedures or any method or period of accounting unless required by GAAP or a Governmental Entity or (ii) except as may be required as a result of a change in law or GAAP, change in any material respect any accounting, financial reporting, or inventory principle, practice, method or policy used by Company;

(j)           grant or commit to grant any extension of credit or amend the terms of any such credit outstanding on the date hereof to any executive officer, director or beneficial owner of 5% or more of the outstanding Company Stock, or any Affiliate or associate (as defined in Rule 12b-2 promulgated under the Exchange Act) of such Person;

(k)          close or relocate any principal offices at which business is conducted or open any new principal offices;

(l)           adopt or enter into any new employment agreement with any executive level employee or other employee benefit plan or arrangement or amend, modify or terminate any employment agreement or employee benefit plan or arrangement except as required by law;

(m)         directly or indirectly initiate, solicit or knowingly encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or would reasonably be expected to lead to, any Competing Transaction (as such term is defined below), or directly or indirectly negotiate or have any discussions with any Person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange or issuance agreement, option agreement, or other similar agreement related to any Competing Transaction, or agree to do any of the foregoing, or authorize any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or any other representative retained by it or any of its Affiliates (the “Representatives”) to take any such action, and will cause the Representatives not to take any such action, and Company shall promptly notify Parent (orally and in writing) of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters, including the identity of the offeror or Person making the request or inquiry. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving Company and any Person other than Parent or any of its Affiliates: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing 15% or more of the consolidated assets of Company; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock), representing 15% or more of the voting power of Company; or a tender offer or exchange offer for at least 15% of the outstanding shares of Company; or any other acquisition in any manner of an equity interest representing a 15% or more economic or voting interest in Company, or of assets, securities or other ownership interests of or in Company representing 15% or more of the consolidated assets of Company. Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties (other than Parent) conducted heretofore with respect to any of the foregoing, will immediately terminate any waiver of any standstill restriction previously granted to any Person (other than Parent) and will not waive any standstill restrictions against third parties. Company shall take the necessary steps to inform promptly the appropriate individuals or entities referred to above of the obligations undertaken in this Section. Company shall notify Parent (orally and in writing) within 48 hours of the receipt of any such inquiries, proposals or offers, the request for any such information, or the initiation or continuation of any such negotiations or discussions which are sought to be initiated or continued with Company or any Representative. Notwithstanding any other provision in this Section 6.1(m), prior to the Company Stockholders’ Meeting, and subject to compliance with the other terms of this Section 6.1(m), and to first entering into a confidentiality agreement having confidentiality provisions that are no less favorable to Company than those contained in the Confidentiality Agreement, the Board of Directors of Company shall be permitted to engage in discussions or negotiations with, or provide any nonpublic information or data to (provided that such information or data also is given to Parent to the extent not previously given to Parent), any Person in response to an unsolicited bona fide written proposal for a Competing Transaction by such Person first made after the date hereof which the Board of Directors of Company concludes in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or is reasonably likely to constitute a Superior Proposal (as defined below), or to recommend such Superior Proposal to the holders of Company Stock, if and only to the extent that the Board of Directors of Company reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties under applicable law; provided, that Company and the Board of Directors of Company shall have given Parent (orally and in writing) at least 48 hours prior notice of its intent to do so before taking any such action; provided, further, that Company and the Board of Directors of Company shall keep Parent informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis; provided, further, that the Board of Directors of Company shall not recommend any Superior Proposal to the holders of Company Stock except as permitted under Section 6.6, and only after Company shall first have complied with the procedures set forth in Section 6.6. For purposes of this Agreement, “Superior Proposal” shall mean a bona fide, unsolicited written proposal for a Competing Transaction which the Board of

Directors concludes in good faith, after consultation with its financial advisor and its outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal as permitted under applicable law (i) is more favorable to the Company’s stockholders from a financial point of view, than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided, that, for purposes of this definition of “Superior Proposal” the term Competing Transaction shall have the meaning assigned to such term in this Section 6.1(m), except that the references to “15% or more” in the definition of Competing Transaction shall be deemed to be references to “a majority”. Nothing in this Section 6.1(m) shall prohibit Company or its Board of Directors from taking and disclosing to the Company stockholders a position with respect to a Competing Transaction to the extent required under the Exchange Act, or from making such disclosure to the Company stockholders which, after consultation with outside counsel, the Board determines is otherwise required under applicable law;

(n)          grant any Person a power of attorney or similar authority;

(o)          (i) make any investment by purchase of stock or securities, contributions to capital, property transfers or otherwise in any other Person, except for federal funds, obligations of the United States Treasury or an agency of the United States Government the obligations of which are entitled to or implied to have the full faith and credit of the United States government and which have an original maturity not in excess of one year, bank qualified investment grade municipal bonds, in any case, in the ordinary course of business consistent with past practices, (ii) acquire (whether by merger, consolidation, acquisition of securities or assets, or otherwise) any Person or other business organization or division thereof, in each case, with a value in excess of $100,000, or (iii) create any Subsidiary;

(p)          terminate, amend or modify, or waive or assign any material rights or claims under, any Scheduled Contract or enter into any agreement or Contract that would be required to be a Scheduled Contract under Section 4.15; provided, that Company may renew an existing Scheduled Contract in the ordinary course of business on terms permitting Company to terminate upon no more than 60 days’ notice without any liability, penalty or premium and otherwise on substantially equivalent terms;

(q)          sell, transfer, mortgage, encumber, lease or otherwise dispose of any assets or release or waive any claim, except (i) immaterial assets and claims having an aggregate value not exceeding $250,000 and (ii) sale of inventory in the ordinary course of business and consistent with past practices;

(r)           take any action which would or could reasonably be expected to (i) adversely affect the ability of Parent or Company to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Company’s ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the performance of Parent’s or Company’s obligations hereunder, as set forth in Articles 9, 10 or 11 herein not being satisfied;

(s)           settle any claim, action or proceeding involving any liability for monetary damages in excess of $100,000 or enter into any settlement agreement containing material obligations;

(t)           (i) incur or modify in any material respect the terms of any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except for short-term borrowings made in the ordinary course at prevailing market rates and terms consistent with prior practice, or (ii) enter into any hedging, swap or off-balance sheet transaction for its own account, or enter into any arrangement having the economic effect of any of the foregoing;

(u)          enter into any new line of business;

(v)          engage in any material transaction or incur or sustain any material obligation not in the ordinary course of business consistent with past practice;

(w)         agree or make any commitment to take any actions prohibited by this Section 6.1.

6.2.        Affirmative Conduct Prior to Effective Time of the Merger.   Between the date hereof and the Effective Time of the Merger, Company shall:

(a)          use its commercially reasonable efforts consistent with this Agreement to maintain and preserve intact its present business organization and to maintain and preserve its relationships and goodwill with customers, employees and others having business relationships with Company;

(b)          use its commercially reasonable efforts to keep in full force and effect all of the existing material permits and licenses of Company and to timely pay all filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the Company Registered IP;

(c)          use its commercially reasonable efforts to maintain insurance coverage at least equal to that now in effect on all properties which it owns or leases and on its business operations;

(d)          perform its material contractual obligations and not become in material default on any such obligations;

(e)          duly observe and conform in all material respects to all lawful requirements applicable to its business;

(f)           maintain its assets and properties in good condition and repair, normal wear and tear excepted;

(g)          file all Tax Returns required to be filed with any tax authority in accordance with all applicable laws, timely pay all Taxes due and payable as shown in the respective Tax Returns that are so filed and ensure that the Tax Returns will, as of the time of filing, be based on tax positions that have substantial support under all applicable laws; and

(h)          promptly notify Parent regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statute of limitations, any statutory notice of deficiency, any revenue agent’s report, any notice of proposed assessment, or any other similar notification of potential adjustments to the Tax liabilities or attributes of Company, or any actual or threatened collection enforcement activity by any Tax authority with respect to tax liabilities of Company.

6.3.        Access to Information.   Company will afford, upon reasonable notice, to Parent and its representatives, counsel, accountants, agents and employees reasonable access during normal business hours to all of their business, operations, properties, books, files and records and will do everything reasonably necessary to enable Parent and its representatives, counsel, accountants, agents and employees to make a complete examination of the financial statements, business, assets and properties of Company and the condition thereof and to update such examination at such intervals as Parent shall deem appropriate. Such examination shall be conducted in cooperation with the officers of Company and in such a manner as to minimize any disruption of, or interference with, the normal business operations of Company. Upon the request of Parent, and upon Parent’s execution and delivery of a customary waiver, Company will cause KPMG to provide reasonable access to representatives of Ernst & Young LLP, working on behalf of Parent, to auditors’ work papers with respect to the business and properties of Company, including tax accrual work papers prepared for Company during the preceding 60 months, other than (a) books, records and documents covered by the attorney-client privilege, or that are attorneys’ work product, and (b) books, records and documents that Company are legally obligated to keep confidential. All documents and information concerning Company so obtained from any of them (except to the extent that such documents or information are a matter of public record or require disclosure in the Proxy Statement or any of the public portions of any applications required to be filed with any Governmental Entity to obtain the approvals and consents required to effect the transactions contemplated hereby), shall be subject to the Confidentiality Agreement.

6.4.         Filings.   Company agrees that through the Effective Time of the Merger, Company’s reports, proxy statements, registrations, statements and other filings required to be filed with any applicable Governmental Entity will be filed timely and will comply in all material respects with all the applicable statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.5.         Notices; Reports.   Company will promptly notify Parent of any event of which Company obtains knowledge which has had or may have a Material Adverse Effect, or in the event that Company determines that it is unable to fulfill, or that any event has occurred which is reasonably likely to prevent the fulfillment of, any of the conditions to the performance of Parent’s obligations hereunder, as set forth in Articles 9 or 11 herein, and Company will furnish Parent (i) as soon as available, and in any event within one Business Day after it is mailed or delivered to the Board of Directors of Company or committees thereof, any report by Company for submission to the Board of Directors of Company or committees thereof, provided, however, that Company need not furnish to Parent communications of Company’s legal counsel regarding Company’s rights and obligations under this Agreement or the transactions contemplated hereby, or other communication or incident to Company’s actions pursuant to Section 6.1(m) hereof (except as required by Section 6.1(m) or Section 6.6), or books, records and documents covered by confidentiality agreements or the attorney-client privilege, or which are attorneys’ work product, (ii) as soon as available, all proxy statements, information statements, financial statements, reports, letters and communications sent by Company to its stockholders or other security holders, and all reports filed by Company with the SEC or other Governmental Entities, and (iii) such other existing reports as Parent may reasonably request relating to Company. No notification delivered pursuant to this Section 6.5 shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

6.6.         Company Stockholders’ Meeting.   (a)   As promptly as practicable after the execution of this Agreement, Company will take action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to duly call, give notice of, and convene and hold a meeting of its stockholders to consider and vote upon the agreement of merger (within the meaning of Section 251 of the DGCL) contained in this Agreement and the transactions contemplated hereby so as to permit the consummation of the transactions contemplated hereby (the “Company Stockholders’ Meeting”). The Board of Directors of Company shall recommend that its stockholders approve and adopt the “agreement of merger” (within the meaning o     f Section 251 of the DGCL) contained in this Agreement and the transactions contemplated hereby, including the Merger, and Company shall include in the Proxy Statement the recommendation of the Board of Directors of Company that the stockholders of Company vote in favor of the approval and adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) and the transactions contemplated by this Agreement (the “Board Recommendation”); provided, however, that the Board of Directors of Company may withdraw, modify or change the Board Recommendation if the Board determines in good faith, following consultation with outside legal counsel that failure to do so would be inconsistent with its fiduciary duties under applicable law; provided, further, that (x) the Board of Directors of Company may not withdraw, modify or change the Board Recommendation until it has given Parent at least five Business Days’ notice of its intention to take such action (and after giving Parent notice of the latest material terms, conditions and third party to any pending proposal for a Competing Transaction) and then taking into account any amendment or modification to this Agreement or the transactions contemplated hereby proposed by Parent, in writing, and (y) if the Board of Directors of Company gives notice pursuant to clause (x) within five Business Days of the date of the Company Stockholders’ Meeting, Company shall, subject to the requirements of applicable law, postpone the Company Stockholders’ Meeting to a date and time to ensure that Parent has five Business Days’ notice of any such proposed withdrawal, modification or change prior to the Company Stockholders’ Meeting. Subject to the provisos of the immediately preceding sentence, Company will use its commercially reasonable efforts to obtain the Company Requisite Vote.

6.7.         Proxy Statement.   Company will promptly prepare or cause to be prepared and file with the SEC the Proxy Statement in preliminary form, and further agrees to provide any information requested by Parent for the preparation of any applications necessary to consummate the transactions contemplated hereby. Company shall afford Parent a reasonable opportunity to review all such applications and all amendments and supplements thereto before the filing thereof. Parent and Company will cooperate and consult with each other in the preparation of the Proxy Statement, and Company shall provide Parent with copies of all correspondence between Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. Company covenants and agrees that, with respect to the information relating to Company, the Proxy Statement will comply in all material respects with the provisions of applicable law, and will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, and Company shall use its commercially reasonable efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof and to cause the Proxy Statement to be mailed to Company’s stockholders as soon as practicable after the Proxy Statement is cleared by the SEC. Company will use its commercially reasonable efforts to assist Parent in obtaining all approvals or consents of Governmental Entities necessary to effect the Merger and the transactions contemplated herein.

ARTICLE 7.
COVENANTS OF PARENT AND MERGER SUB

Parent and Merger Sub covenant and agree with Company as follows:

7.1.        Limitation on Conduct Prior to Effective Time of the Merger.   Between the date hereof and the Effective Time of the Merger, except as expressly provided in this Agreement, each of Parent and its controlled Subsidiaries shall not, without the prior written consent of Company, which consent Company shall not unreasonably withhold or delay:

(a)          take any action which would or is reasonably likely to (i) adversely affect the ability of Parent to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Parent’s ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the performance of Company’s or Parent’s obligations hereunder, as set forth in Articles 9, 10 or 11 herein not being satisfied; or

(b)          agree or make any commitment to take any actions prohibited by this Section 7.1.

7.2.        Applications.   Except with respect to filings and submissions that are the subject of Section 8.1, Parent will, as promptly as practicable, prepare and file in final form or cause to be prepared and filed in final form (it being recognized that applicable Governmental Entities may require supplemental filings after such filing in final form) any applications under applicable law necessary to consummate the transactions contemplated hereby. Parent shall afford Company a reasonable opportunity to review all such applications (except for the confidential portions thereof) and all amendments and supplements thereto before the filing thereof.

7.3.        Notices; Reports.   Parent will promptly notify Company in the event that Parent determines that it is unable to fulfill, or that any event has occurred which is reasonably likely to prevent the fulfillment of, any of the conditions to the performance of Company’s obligations hereunder, as set forth in Articles 9 or 10 herein. No notification delivered pursuant to this Section 7.3 shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

7.4.         Indemnification and Directors’ and Officers’ Insurance.

(a)          From and after the Effective Time of the Merger, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time of the Merger, an officer or director or employee of Company (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation to the extent based on or arising out of the fact that such person is or was a director or officer of Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time of the Merger, whether asserted or claimed prior to, or at or after, the Effective Time of the Merger (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (“Indemnified Liabilities”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Company pursuant to Company’s Certificate of Incorporation, Bylaws and indemnification agreements, if any, in existence on the date hereof with any directors or officers of Company, but only to the extent such agreements are listed in Section 7.4(a) of the Company Disclosure Letter (provided that any Person to whom expenses are advanced shall have provided an undertaking to repay such advances if it is ultimately and finally determined after all appeals are exhausted that such Person is not entitled to indemnification), and Parent shall guarantee performance of such obligations by the Surviving Corporation.

(b)          For a period of six years after the Effective Time of the Merger, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Company (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of, or Parent may elect instead to maintain pursuant to Parent’s policies, at least the same coverage, amounts and retentions containing terms and conditions which in the aggregate are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time of the Merger; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for such insurance in excess of 200% of the last annual premiums paid by Company prior to the date hereof to maintain its current policies (which are equal to $174,375 in the aggregate), but in such case shall purchase as much coverage as possible for such amount.

(c)          The Indemnified Liabilities shall include all expenses, including reasonable fees and expenses of counsel, that an Indemnified Person may incur in enforcing the indemnity and other obligations provided for in this Section 7.4.

(d)          The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification and exculpation of individuals who were directors and officers of Company prior to the Effective Time than are set forth in Company’s Certificate of Incorporation and Bylaws as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals, unless such a modification is required by applicable law. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.4.

(e)          The provisions of this Section 7.4, (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have or contract or otherwise.

ARTICLE 8.
ADDITIONAL COVENANTS

The parties hereto hereby mutually covenant and agree with each other as follows:

8.1.        HSR Matters.   Each party hereto shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof. Each such filing shall request early termination of the waiting periods imposed by the HSR Act. Upon the terms and subject to the conditions set forth in this Agreement, each party hereby agrees to use its commercially reasonable efforts to cause a termination of the waiting period under the HSR Act without the entry by a court of competent jurisdiction of an order enjoining the consummation of the transactions contemplated hereby at as early a date as possible. Each party also agrees to use its commercially reasonable efforts to respond promptly to all investigatory requests as may be made by the government under the HSR Act in connection with the transactions contemplated hereby. In the event that a Request for Additional Information is issued under the HSR Act, each party agrees to use its commercially reasonable efforts to furnish all information required and to comply substantially with such Request as soon as is practicable after its receipt thereof so that any additional applicable waiting period under the HSR Act may commence. Each party will keep the other party apprized of the status of any inquiries made of such party by the Department of Justice, Federal Trade Commission or any other governmental agency or authority or members of their respective staffs with respect to this Agreement or the transactions contemplated hereby. All filing fees to be paid by Parent, Merger Sub or Company in connection with filing Notification and Report Forms pursuant to the HSR Act shall be paid by Parent. To the extent any other antitrust or similar notification or consent is required from any other Governmental Entity, such filings and costs shall be undertaken and borne by Parent.

8.2.         Commercially Reasonable Efforts.   Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement as promptly as practicable.

8.3.         Public Announcements.   No press release or other public disclosure of matters related to this Agreement or any of the transactions contemplated hereby shall be made by Parent or Company unless the other party shall have provided its prior consent (which shall not be unreasonably withheld, delayed or conditioned) to the form and substance thereof; provided, however, that nothing herein shall be deemed to prohibit any party hereto from making any disclosure which its counsel deems necessary in order to fulfill such party’s disclosure obligations imposed by law, in which case the party required to make such disclosure shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such disclosure prior to the time of its issuance.

ARTICLE 9.
CONDITIONS PRECEDENT TO THE MERGER

The obligations of each of the parties hereto to consummate the transactions contemplated herein are subject to the satisfaction, on or before the Closing Date, of the following conditions:

9.1.         Stockholder Approval.   The Company Requisite Vote shall have been obtained.

9.2.         No Judgments or Orders.   No judgment, decree, injunction, order or proceeding shall be outstanding by any Governmental Entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside, the Merger substantially in the form contemplated by this Agreement.

9.3.        HSR Approvals.   The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

ARTICLE 10.
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF COMPANY

All of the obligations of Company to effect the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived in writing by Company:

10.1.      Representations and Warranties; Performance of Covenants.   All the covenants, terms and conditions of this Agreement to be complied with and performed by Parent or Merger Sub on or before the Closing Date shall have been complied with and performed in all material respects. Each of the representations and warranties of Parent contained in Article 5 hereof shall have been true and correct in all respects on and as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) on and as of the Closing Date, subject to such exceptions as would not (individually or in the aggregate) have or reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to perform their respective obligations hereunder or to consummate the transactions contemplated hereby, with the same effect as though such representations and warranties had been made on and as of the Closing Date (it being understood that, for purposes of determining the effect of such exceptions, all materiality qualifications contained in such representations and warranties shall be disregarded).

10.2.      Officers’ Certificate.   There shall have been delivered to Company on the Closing Date a certificate executed by an officer of Parent and Merger Sub certifying, to the best of their knowledge, compliance with all of the provisions of Section 10.1.

ARTICLE 11.
CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

All of the obligations of Parent and Merger Sub to effect the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived in writing by Parent:

11.1.      Representations and Warranties; Performance of Covenants.   All the covenants, terms and conditions of this Agreement to be complied with and performed by Company at or before the Closing Date shall have been complied with and performed in all material respects. Each of the representations and warranties of Company contained in Article 4 hereof (other than the representations and warranties contained in Sections 4.2 and 4.3) shall have been true and correct in all respects on and as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) on and as of the Closing Date, subject to such exceptions as would not (individually or in the aggregate) have a Material Adverse Effect, with the same effect as though such representations and warranties had been made on and as of the Closing Date (it being understood that, for purposes of determining the effect of such exceptions, all Material Adverse Effect and materiality qualifications contained in such representations and warranties shall be disregarded). Each of the representations and warranties of Company contained in Sections 4.2 and 4.3 shall have been true and correct in all but insignificant respects on and as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) on and as of the Closing Date.

11.2.      Authorization of Merger.   All actions necessary to authorize the execution, delivery and performance of this Agreement by Company and the consummation of the transactions contemplated hereby shall have been duly and validly taken by the Board of Directors and stockholders of Company.

11.3.      Officers’ Certificate.   There shall have been delivered to Parent on the Closing Date a certificate executed by the Chief Executive Officer and the Chief Financial Officer of Company certifying, to the best of their knowledge, compliance with all of the provisions of Sections 11.1 and 11.2.

11.4.      Company Dissenting Shares.   The number of shares of Company Stock which constitute Company Dissenting Shares shall not exceed 10% of the Company Stock issued and outstanding as of the Closing Date.

ARTICLE 12.

EMPLOYEE BENEFITS

12.1.      Employee Benefits.

(a)          Following the Effective Time of the Merger until the first anniversary of the Closing Date, employees of Company may continue in the Company Employee Plans and Benefit Arrangements (other than equity-based plans or arrangements) or shall become eligible for the employee benefit plans and benefit arrangements of Parent (including, without limitation, the medical, dental, short and long term disability, life insurance, cafeteria plan, paid time off and 401(k) Plan, including any matching contributions) on the same terms as such plans and arrangements are generally offered from time to time to employees of Parent in comparable positions with Parent, it being understood that, except as otherwise provided in this Section 12.1 or under the terms of any such Company Employee Plan or Benefit Arrangement, Parent shall be entitled from time to time to modify, terminate or supplement any such employee plans or benefit arrangements or to substitute new employee plans or benefit arrangements for such employee plans or benefit arrangements in the exercise of their business judgment.

(b)          With respect to any employee plans and benefit arrangements of Parent in which any employees of Company first become eligible to participate on or after the Effective Time of the Merger (“New Plans”), Parent shall (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements under any such New Plans, except to the extent such conditions or exclusions would have been recognized under the Company Employee Plans or Benefit Arrangements, (ii) recognize service of the employees of Company credited by Company prior to the Effective Time of the Merger for purposes of eligibility and vesting under the New Plans, other than retiree medical plans (and not for purposes of benefit accrual under any employee defined benefit pension plans), and (iii) credit any deductibles, co-payments or other out-of-pocket expenses for the benefit plan year for each employee and dependent recognized or recognizable under the Company Employee Plans or Benefit Arrangements. Entitlement to Paid Time Off (PTO) of employees of Company accrued as of the Effective Time of the Merger shall not be reduced.

(c)          (i)    Parent agrees that as promptly as practicable (but no later than 45 days) after the Effective Time of the Merger, the Parent will cause the Surviving Corporation to pay or provide to those persons eligible to participate in the Company’s Fiscal 2007 Incentive Plan and employed by Company on the Effective Time of the Merger (and waiving any other employment related condition under the Incentive Plan), (A) the cash incentive payment under Company’s Fiscal 2007 Incentive Plan determined (x) based upon eligible earnings of each employee for the fiscal year through the Effective Time of the Merger, (y) as if the last day of the month prior to the Effective Time of the Merger were the last day of the performance period under such plan (“Adjusted Performance Period”) and (z) based upon the actual achievement during the Adjusted Performance Period of the following measures, as applicable: (i) net sales growth for the Adjusted Performance Period as a percentage over actual sales for the comparable period in fiscal year 2006; (ii) operating income for completed months in the Adjusted Performance Period as a percentage of the projected operating income for the same months as determined under the Company’s operating plan for fiscal year 2007; and (iii) growth pipeline objectives based on actual achievement of key milestones or actual results to the extent that the planned completion of the applicable objective is prior to the Effective Time of the Merger, and (B) the additional matching contribution to the Company’s 401(k) Plan based upon the cash incentive plan performance determined under clause (A) above. In determining the measures under the Company’s Fiscal 2007 Incentive Plan in the preceding sentence, the Company shall exclude any expenses in connection with or arising out of the transactions contemplated by this Agreement. Nothing in this Section will reduce any rights any employee may have under the employee’s Executive Employment Agreement, except that, as a condition of receiving the payment under clause (A) of this subparagraph (i), the employee must waive any rights to receive any duplicate payment of a pro-rata bonus or other payment duplicative of the payments described in clauses (A) and (B) of this subparagraph (i) otherwise payable under any Executive Employment Agreements, any Employee Plan or Benefit Arrangement, or otherwise.

(ii)   Parent agrees that those persons who were employees of Company who remain as employees of Parent or the Surviving Corporation after the Effective Time of the Merger will be entitled to participate in annual cash incentive performance programs generally offered to employees of Parent (to the extent that such programs are offered from time to time by Parent) on the same terms as such programs are generally offered from time to time to employees in comparable positions with Parent.

(d)          (i)    For a period until the first anniversary of the Effective Time, Parent will cause the Surviving Corporation to pay and provide to employees of Company whose employment terminates on or after the Effective Date of the Merger severance benefits and other required benefits under conditions and in amounts that are no less favorable to the employee than those in the Company’s Severance Pay Plan as in effect as of the Effective Time of the Merger. Any such severance and other benefits under the Company’s Severance Pay Plan shall be in addition to, and shall not be reduced or offset by any notice pay, severance pay or pay in lieu of notice required under any federal or state statute or regulation.

(ii)   Parent will cause the Surviving Corporation to assume and perform all of the obligations of Company under the terms of the Executive Employment Agreements and to pay and provide to Employees of the Company whose employment terminates on or after the Effective Date and who, as a result, become eligible for benefits under the terms of the Executive Employment Agreements, each and every benefit to which the employee is entitled under the terms of the Executive Employment Agreements.

(iii)   In the event Section 409A(a)(1)(B) of the Code requires a deferral of any payment to an employee who is a “key employee” as that term is defined in Code 409A, such payment shall be accumulated and paid in a single lump sum on the earliest date permitted by Code 409A, together with interest for the period of delay, compounded annually, equal to the prime rate (as published in the Wall Street Journal) and in effect as of the date the payment should otherwise have been made.

12.2.      Company Stock Options and the Company Stock Option Plans.

(a)          As soon as practicable following the date of this Agreement, the Board of Directors of Company (or, if appropriate, any committee administering the Company Stock Option Plans) shall take such actions as are required to: (i) provide that each outstanding Company Stock Option shall automatically accelerate so that each such Company Stock Option shall, immediately prior to the Effective Time of the Merger, become fully vested and fully exercisable for all the shares of Company Stock at the time subject to such Company Stock Option and may be exercised by the holder thereof for any or all of such shares as fully vested shares of Company Stock and (ii) provide that, upon the Effective Time of the Merger, all outstanding Company Stock Options, to the extent not exercised immediately prior to the Effective Time of the Merger, shall be cancelled (and each holder of a Company Stock Option shall cease to have any rights with respect thereto except as provided in this Section 12.2(a)(ii)) in exchange for a cash payment by Company of an amount equal to (A) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share of Company Stock subject to such Company Stock Option, multiplied by (B) the number of shares of Company Stock subject to such Company Stock Option.

(b)          All amounts payable pursuant to this Section 12.2 shall be subject to any required withholding of Taxes and shall be paid without interest.

(c)          The Board of Directors of Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such actions as are required to delete as of the Effective Time of the Merger the provision in any other Benefit Arrangements of Company providing for the issuance, transfer or grant of any capital stock of Company or any interest in respect of any capital stock of Company and to ensure that following the Effective Time of the Merger no holder of a Company Stock Option or any participant in any Company Stock Plan or other Company Benefit Arrangement shall have any right thereunder to acquire any capital stock of Company or the Surviving Corporation.

(d)          The provisions of this Section 12.2 shall not apply to Company Stock Options granted pursuant to Company’s 1989 Employee Stock Purchase Plan, which are the subject of Section 12.3.

12.3.      ESPP. Company shall take any and all actions with respect to Company’s 1989 Employee Stock Purchase Plan (the “ESPP”) as are necessary to provide that: (a) with respect to the election phase (as described in the ESPP, the “Offering Period”) in effect as of the date hereof, no employee who is not a participant in the ESPP as of the date hereof may become after the date hereof a participant in the ESPP and no participant in the ESPP may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Offering Period; (b) subject to consummation of the Merger, the ESPP shall terminate, effective immediately before the Effective Time of the Merger (the “ESPP Termination Date”); (c) the Offering Period in effect as of the ESPP Termination Date shall terminate on the ESPP Termination Date and the extent of each participant’s purchase rights under the ESPP shall be determined based on the amount of payroll deductions actually withheld on such employee’s behalf and credited to such employee’s account as of the ESPP Termination Date; and (iv) upon the Effective Time of the Merger, each outstanding purchase right under the ESPP shall be cancelled (and each participant in the ESPP shall cease to have any rights with respect thereto except as provided in this Section 12.3) in exchange for a cash payment by Company of an amount equal to product of (i) the whole number of shares of Company Stock, rounded down to the nearest whole number, that the participant would have been entitled to purchase under the ESPP had such purchase rights not been cancelled (subject to the preceding clause (c) and to the provisions of the ESPP regarding the number of shares purchasable) and (ii) the excess, if any, of the Merger Consideration over the lesser of (x) 85% of the Merger Consideration and (y) 85% of the fair market value of a share of Company Stock (determined as provided in the ESPP) on the Commencement Date (as defined in the ESPP) of such Offering Period. Any excess payroll deductions remaining in a participant’s account as a result of rounding down or of share purchase limitations under the ESPP shall be distributed to the applicable participant without interest. All amounts payable pursuant to this Section 12.3 shall be subject to any required withholding of Taxes and shall be paid without interest.

ARTICLE 13.
TERMINATION

13.1.      Termination.   This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of this Agreement by the stockholders of Company, upon the occurrence of any of the following:

(a)          By mutual agreement of Parent and Company, in writing;

(b)          By Parent or Company, upon written notice to the other, upon the failure of the Company Requisite Vote to be obtained at the duly convened Company Stockholders’ Meeting required by Section 6.6, or any adjournment or postponement thereof; provided that the right to terminate this Agreement under this Section 13.1(b) shall not be available to the Company where the failure to obtain the Company Requisite Vote shall have been caused by the action or failure of the Company and such action or failure to act constitutes a breach by the Company of this Agreement;

(c)          By Company, upon written notice to Parent, if there shall have been a breach by Parent or Merger Sub of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Parent or Merger Sub, which breach, either individually or in the aggregate, would result in the failure of the condition set forth in Section 10.1 and which breach has not been cured within 30 days following written notice thereof to Parent or, by its nature, cannot be cured within such time period; provided that Company shall not have the right to terminate this Agreement pursuant to this Section 13.1(c) if Company is then in material breach of any of its covenants or agreements contained in this Agreement;

(d)          By Parent, upon written notice to Company, (i) if there shall have been a breach by Company of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, which breach, either individually or in the aggregate, would result in the failure of the condition set forth in Section 11.1 and which breach has not been cured within 30 days following written notice thereof to Company or, by its nature, cannot be cured within such time period, or (ii) Company shall have materially breached any of its obligations under Section 6.1(m), 6.6 or 6.7; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 13.1(d) if Parent is then in material breach of any of its covenants or agreements contained in this Agreement;

(e)          By Company or Parent if any conditions set forth in Article 9 shall not have been met by April 9, 2007 (the “Termination Date”); provided, however, that this Agreement shall not be terminated pursuant to this Section 13.1(e) by a party if the relevant condition shall have failed due to the failure of such party (or, in the case of Parent, of Merger Sub) to comply in all material respects with its obligations under this Agreement;

(f)           By Company if any of the conditions set forth in Article 10 shall not have been met by the Termination Date; provided, however, that this Agreement shall not be terminated pursuant to this Section 13.1(f) if the relevant condition shall have failed due to the failure of Company to comply in all material respects with its obligations under this Agreement;

(g)          By Parent if any of the conditions set forth in Article 11 shall not have been met by the Termination Date; provided, however, that this Agreement shall not be terminated pursuant to this Section 13.1(g) if the relevant condition shall have failed due to the failure of Parent or Merger Sub to comply in all material respects with its obligations under this Agreement;

(h)          By Parent if (i) the Board of Directors of Company shall have (A) failed to include the Board Recommendation in the Proxy Statement distributed in connection with the duly convened meeting of the stockholders of the Company required by Section 6.6, or withdrawn or modified or qualified in a manner adverse to Parent the Board Recommendation or recommended any Competing Transaction to the stockholders of Company, (B) failed to reaffirm the Board Recommendation within seven Business Days after Parent has requested in writing that it do so (whether prior to or after distribution of the Proxy Statement), (C) determined to accept an offer or proposal for a Competing Transaction, or (D) resolved to effect any of the foregoing; or (ii) any Person (other than Parent and its Affiliates) shall have commenced a tender or exchange offer or other transaction constituting or potentially constituting a Competing Transaction and Company shall not have sent to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 Business Days after such offer or other transaction is first published, sent or given, a statement disclosing that the Board of Directors of Company recommends rejection of such offer or other transaction; or

(i)           By Company prior to obtaining the Company Requisite Vote if, concurrently with such termination, Company enters into (or its Board of Directors authorizes the entry into) an agreement with respect to a Competing Transaction; provided, however, that Company may only exercise its right to terminate this Agreement pursuant to this Section 13.1(i) if (i) Company shall have complied in all material respects with Section 6.1(m); (ii) the Board of Directors of Company, after consultation with its financial advisor and outside legal counsel, has reasonably determined in good faith that such Competing Transaction is a Superior Proposal; (iii) Company has given Parent at least five Business Days to respond to such offer or proposal for a Competing Transaction (including the latest material terms, conditions and third party in such offer or proposal) and then, in making the determinations described in clauses (ii) and (iv), taken into account any proposal or offer, in writing, which shall have been made by Parent to modify the terms of this Agreement; (iv) the Board of Directors of Company has reasonably determined in good faith (after consultation with outside legal counsel) that the failure to exercise such right of termination would be inconsistent with its fiduciary duties under applicable law (provided, that for purposes of this Section 13.1(i) the term “Competing Transaction” shall have the meaning set forth in Section 6.1(m), except that the references to “15% or more” in the definition of Competing Transaction shall be deemed to be references to “a majority”); and (v) prior to or concurrently with such termination, Company pays to Parent the fee payable pursuant to Section 13.2.

13.2.      Effect of Termination.

(a)          In the event of termination of this Agreement by either Company or Parent as provided in Section 13.1, this Agreement shall forthwith become void and neither Company nor Parent nor Merger Sub shall have any further obligation or liability to the other party except under the terms of the Confidentiality Agreement, Section 8.3, Section 13.1(i) and this Section 13.2, each of which shall survive such termination; provided, however, that nothing herein shall relieve any party from liability for any willful and material breach of the warranties and representations made by it, or willful and material failure in performance of any of its covenants, agreements or obligations hereunder.

(b)          If:

(i)   Parent terminates this Agreement pursuant to Section 13.1(h); or

(ii)   the Company terminates this Agreement pursuant to Section 13.1(i); or

(iii)   (A) either Parent or Company terminates this Agreement pursuant to Section 13.1(b), and (B) at any time after the date of this Agreement and prior to the Company Stockholders’ Meeting, an offer or proposal for a Competing Transaction was made directly to the stockholders or to the Board of Directors of Company or became publicly known, or any Person (other than Parent and its Affiliates) publicly announced an intention (whether or not conditional) to make an offer or proposal for a Competing Transaction, and (C) Company enters into an agreement for, or consummates any Competing Transaction with, any Person within 12 months after such termination of this Agreement; or

(iv)   (A) Parent terminates this Agreement pursuant to Section 13.1(d), and (B) at any time after the date of this Agreement and prior to such breach, an offer or proposal for a Competing Transaction was made directly to the stockholders or to the Board of Directors of Company or became publicly known, or any Person (other than Parent and its Affiliates) publicly announced an intention (whether or not conditional) to make an offer or proposal for a Competing Transaction, and (C) Company enters into an agreement for, or consummates any Competing Transaction with, any Person within 12 months after such termination of this Agreement; or

(v)   (A) Parent terminates this Agreement pursuant to Section 13.1(e) or (g) or Company terminates this Agreement pursuant to Section 13.1(f), and the Company Stockholders’ Meeting shall not have been held prior to such termination, and (B) at any time after the date of this Agreement and prior to such termination, an offer or proposal for a Competing Transaction was made directly to the stockholders or to the Board of Directors of Company or became publicly known, or any Person (other than Parent and its Affiliates) publicly announced an intention (whether or not conditional) to make an offer or proposal for a Competing Transaction, and (C) Company enters into an agreement for or consummates any Competing Transaction within 12 months after such termination of this Agreement;

then Company shall pay to Parent, by wire transfer of immediately available funds, Twenty Million Dollars ($20,000,000) (the “Termination Fee”), (x) in the case Section 13.2(b)(i), no later than two (2) Business Days following such termination, (y) in the case of Section 13.2(b)(ii), simultaneously with such termination, and (z) in the case of Section 13.2(b)(iii), (iv) or (v), no later than the time of Company’s entering into an agreement for any Competing Transaction with any Person or, if there is no such agreement, upon the consummation of such Competing Transaction. For avoidance of doubt, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(c)          If Company fails to pay all amounts due to Parent on the dates specified in this Section 13.2, then Company shall pay Parent interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in The Wall Street Journal, plus 2%, from the date such amounts were required to be paid until the date actually received by Parent.

(d)          Company acknowledges that the agreements contained in this Section 13.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not have entered into this Agreement. Company acknowledges that its obligation to pay to Parent any amounts due pursuant to this Section 13.2 is not subject to the Company Requisite Vote or any other stockholder vote or approval being obtained.

ARTICLE 14.
MISCELLANEOUS

14.1.      Expenses.   Except as otherwise provided herein, all Expenses incurred by Parent, Merger Sub and Company in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of stockholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by either such party or its Affiliates, shall be borne solely and entirely by the party which has incurred the same. “Expenses” as used in this Agreement shall include all reasonable out-of-pocket expenses (including all fees and expenses of attorneys, accountants, investment bankers, experts and consultants to the party and its Affiliates) incurred by the party or on its behalf in connection with the consummation of the transactions contemplated by this Agreement.

14.2.      Notices.   Any notice, request, instruction or other document to be given hereunder by any party hereto to another shall be in writing and delivered personally or by confirmed facsimile transmission or sent by a recognized overnight courier service or by registered or certified mail, postage prepaid, with return receipt requested, addressed as follows:

To Parent or Merger Sub:	GlaxoSmithKline plc One Franklin Plaza, FP2355 200 N. 16th Street Philadelphia, PA 19102 Attention: Donald F. Parman Facsimile Number: (215) 751-5349

With a copy to:	Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Victor I. Lewkow

Facsimile Number: (212) 225-3999

To Company:	CNS, Inc.

7615 Smetana Lane

Eden Prairie, MN 55344

Attention: Marti Morfitt

Facsimile Number: (952) 229-1701

With a copy to:	Lindquist & Vennum P.L.L.P.

80 South 8th Street

Minneapolis, MN 55402

Attention: Charles P. Moorse

Jonathan B. Levy

Facsimile Number: (612) 371-3207

Any such notice, request, instruction or other document shall be deemed received (i) on the date delivered personally or delivered by confirmed facsimile transmission, (ii) on the next Business Day after it was sent by overnight courier, delivery charges prepaid; or (iii) on the fourth Business Day after it was sent by registered or certified mail, postage prepaid. Any of the Persons shown above may change its address for purposes of this section by giving notice in accordance herewith.

14.3.      Assignment.   All terms and conditions of this Agreement shall be binding upon and shall inure, to the extent permitted by law, to the benefit of the parties hereto and their respective permitted transferees and successors and permitted assigns; provided, however, that this Agreement and all rights, privileges, duties and obligations of the parties hereto, without the prior written approval of the other parties hereto, may not be transferred, assigned or delegated by any party hereto (by operation of law or otherwise) and any such attempted transfer, assignment or delegation shall be null and void.

14.4.      Counterparts.   This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which, taken together, shall constitute one original document and shall become effective when one or more counterparts have been signed by the appropriate parties and delivered to each party hereto.

14.5.      Effect of Representations and Warranties.   The representations and warranties contained in this Agreement shall terminate immediately after the Effective Time of the Merger.

14.6.      Third Parties.   Each party hereto intends that this Agreement shall not benefit or create any right or cause of action to any person other than parties hereto, except as provided in Section 7.4(e). As used in this Agreement the term “parties” shall refer only to Parent, Merger

Sub and Company as the context may require. Without limiting the foregoing, nothing in Article 12 hereof shall be deemed to confer any enforceable rights on any current, former or future employee of Company, Parent, the Surviving Corporation or any of their respective Affiliates, and nothing in this Agreement shall constitute or be construed as an amendment or modification of any Employee Plan or Benefit Arrangement or any employee benefit plan or arrangement of Parent, the Surviving Corporation or any of their Affiliates or limit in any way the right of Company, Parent, the Surviving Corporation or any of their Affiliates to amend, modify or terminate any of its employee benefit plans or arrangements. For the avoidance of doubt, this Section 14.6 does not limit the rights of any Person under the terms of any Employee Plan or Benefit Arrangement.

14.7.      Integration.   This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

14.8.      Knowledge.   Whenever any statement herein or in any list, certificate or other document delivered to any party pursuant to this Agreement is made “to the knowledge” or “to the knowledge” of any party or another Person, such party or other Person shall make such statement based upon the actual knowledge of the senior executive officers of such Person. The senior executive officers of the Company are identified in Section 14.8 of the Company Disclosure Letter.

14.9.      Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

(b)          Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any court of the United States located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, and (iv) consents to service being made through the notice procedures set forth in Section 14.2. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 14.2 shall be effective service of process for any claim, action, suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

14.10.    Captions.   The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement and shall not affect the interpretation hereof.

14.11.    Severability.   If any portion of this Agreement shall be deemed by a court of competent jurisdiction to be unenforceable, the remaining portions shall be valid and enforceable only if, after excluding the portion deemed to be unenforceable, the remaining terms hereof shall provide for the consummation of the transactions contemplated herein in substantially the same manner and with substantially the same effect as originally set forth at the date this Agreement was executed.

14.12.    Waiver and Modification; Amendment.   At any time prior to the Effective Time of the Merger, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No waiver of any term, provision or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, provision or condition of this Agreement. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies. Except as otherwise required by law, this Agreement, when executed and delivered, may be modified or amended prior to the Effective Time of the Merger by action of the Boards of Directors of Parent, Merger Sub and Company without action by their respective stockholders. This Agreement may be modified or amended only by an instrument of equal formality signed by the parties or their duly authorized agents.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

GLAXOSMITHKLINE PLC

By:	Catherine A. Sohn
Name: Catherine A. Sohn Title: Authorized Signatory

PLATFORM ACQUISITION CORPORATION

By:	/s/ Donald F. Parman
Name: Donald F. Parman Title: Vice President and Secretary

CNS, INC

By:	Martha Morfitt
Name: Martha Morfitt Title: President and Chief Executive Officer